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Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

TO THE SHAREHOLDERS:

TAKE NOTICE that the Annual and Special Meeting of the holders of Common Shares of NORANDA INC. will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Tuesday, April 26, 2005 at 10:00 a.m. (Toronto time) for the following purposes:

  (a)          to receive reports and financial statements;

  (b)          to elect directors;

  (c)          to appoint auditors and authorize the directors to fix the remuneration of the auditors;

  (d)          to consider and, if thought advisable, approve with or without variation, a special resolution approving an amendment to the Corporation's articles to create a new class of preference shares, issuable in series, to be designated as the "Junior Preference Shares", the text of which special resolution is attached as Schedule "A" to the Circular, all as more particularly set out in the accompanying Management Information Circular (the "Circular");

  (e)          to consider and, if thought advisable, approve with or without variation, a special resolution approving an amendment to the Corporation's articles to change its name to "NorandaFalconbridge Inc.", the text of which resolution is attached as Schedule "C" to the Circular, all as more particularly set out in the Circular;

  (f)           to consider and, if thought advisable, approve with or without variation, a resolution, the text of which is attached at Schedule "D" to the Circular, approving an amendment to the Corporation's Stock Option Plan (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan by 5,000,000 (for a maximum of 18,000,000 shares), as more particularly set out in the Circular;

  (g)          to consider and, if thought advisable, approve the shareholder proposals attached as Schedule "H" to the Circular; and

  (h)          to transact such other business as may properly come before the Meeting or any adjournment thereof.

    A copy of the reports and the financial statements to be placed before the Meeting accompanies this Notice of Meeting.

    Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the return envelope provided.

    DATED the 17th day of March, 2005.

By Order of the Board of Directors,

(Signed) STEPHEN K. YOUNG Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is furnished in connection with the solicitation by the management of Noranda Inc. (the "Corporation" or "Noranda") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the holders of common shares in the capital of Noranda ("Common Shares") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in such Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The Corporation may also reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable changes and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares. The cost of solicitation will be borne by the Corporation. The information contained herein is given as at March 17, 2005, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders, whose names are shown on the books or records of the Corporation as owning the Common Shares ("Registered Shareholders"), can vote their Common Shares at the Meeting: in person at the Meeting, or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the Common Shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

    A Registered Shareholder may vote by proxy by using one of the following four methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) the Internet voting procedure; (iii) the telephone voting procedure; and (iv) facsimile. The methods of using each of these procedures are described below:

    Voting by Mail.    A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with CIBC Mellon Trust Company ("CIBC Mellon") using the envelope provided or by mailing it to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, or to the Corporate Secretary of the Corporation, by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

    Voting by Internet.    A Registered Shareholder may vote over the Internet by accessing the following website: www.eproxyvoting.com/noranda. In order to submit a proxy via the Internet, the 13 digit control number, provided on the form of proxy, must be entered. Please see your form of proxy for additional information on Internet voting. Registered Shareholders may vote (and revoke a previous vote) over the Internet by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

    Voting by Telephone.    A Registered Shareholder may vote by telephone by calling the toll-free number 1-866-271-1207. In order to submit a proxy via telephone, the 13 digit control number, provided on the form of proxy, must be entered. Please see your form of proxy for additional information on telephone voting. Registered Shareholders may vote (and revoke a previous vote) by telephone by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

    Voting by Facsimile.    A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to CIBC Mellon at (416) 368-2502. The form of proxy must be received by no later than the close of business on Friday, April 22, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

    A proxy must be in writing and must be executed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney. Voting by mail or by Internet are the only methods by which a Registered Shareholder may choose an appointee other than the persons named on the proxy.

Non-Registered Shareholders

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Shareholder" or "Beneficial Owner") are registered either:

  (i)           in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (ii)          in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

    There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy and the Corporation's 2004 Annual Report (which includes management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2004) (collectively, the "Meeting Materials") to NOBOs directly. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing houses and Intermediaries, who often use a service company (such as ADP Investor Communications) to forward meeting materials to Non-Registered Shareholders.

  The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

  By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners ("OBOs")

    Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

  (i)           be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon, by mail addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at 416-368-2502 or by following the instructions contained on the proxy for telephone or Internet voting, as applicable, or with the Corporate Secretary of the Corporation; or

  (ii)          more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone, the internet or facsimile).

Non-Objecting Beneficial Owners ("NOBOs")

    NOBOs can expect to receive the Meeting Materials with a proxy from the Corporation's transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by following the instructions contained on the proxy for facsimile, telephone or Internet voting. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive.

    The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

    In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies or CIBC Mellon, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

    A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

The Corporation is offering to its shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the Internet rather than receiving paper copies in the mail. If you are a Registered Shareholder you can choose this option by following the instructions in the insert provided with the Meeting Materials. If you hold your shares through an Intermediary, please refer to the information provided by your Intermediary on how to receive these documents electronically.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted for or against or withheld from voting accordingly. In the absence of such direction, such Common Shares will be

  (i)           voted for the election as directors of the Corporation the persons listed under the heading "ELECTION OF DIRECTORS" below;

  (ii)          voted for the appointment of Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix its remuneration;

  (iii)         voted for the special resolution to authorize the proposed amendment to the Corporation's articles to create a new class of preference shares designated the Junior Preference Shares;

  (iv)         voted for the special resolution to authorize the proposed change of the name of the Corporation to "NorandaFalconbridge Inc.";

  (v)          voted for the resolution to authorize the proposed amendment to the Corporation's Stock Option Plan to increase the maximum number of Common Shares reserved for stock options under such plan by 5,000,000;

  (vi)         voted in accordance with the Board's recommendations with respect to and accordingly voted against, the shareholder proposals set out in Schedule "H" to this Circular; and

  (vii)        voted in accordance with management's recommendations with respect to amendments or variations to the matters set out in the Notice or any other matters which may properly come before the Meeting.

    The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice and in respect of other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES

As of March 17, 2005, 297,251,074 Common Shares were outstanding. Each holder of Common Shares is entitled to one vote on all matters to come before the Meeting or any adjournment thereof for each Common Share registered in the shareholder's name in the list of holders of Common Shares prepared as of March 15, 2005 (the "Record Date") unless a person has transferred Common Shares after the Record Date and the new holder of such Common Shares establishes proper ownership thereof and in writing requests the Corporation's transfer agent by April 16, 2005 to be included in the list of holders of Common Shares entitled to vote. For a description of the procedures to be followed by Non-Registered Shareholders to direct the voting of shares beneficially owned, see "Non-Registered Shareholders" above.

PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

The management of the Corporation understands that Brascan Corporation ("Brascan") and associated companies own an aggregate of 122,597,952 Common Shares (or approximately 41.2% of the outstanding Common Shares) and Convertible Debentures convertible into 2,722,323 Common Shares. On March 9, 2005, the Corporation announced that it intended to make an offer (the "Preference Share Exchange Offer") to exchange up to 63,377,140 Common Shares for 50,000,000 junior preference shares of the Corporation. Pursuant to a lock-up agreement (the "Lock-up Agreement") between Brascan, Brascade Corporation ("Brascade") and the Corporation dated March 8, 2005, Brascan and Brascade have agreed to deposit, subject to certain conditions, all of the Common Shares owned by them or any of their wholly-owned subsidiaries to the Preference Share Exchange Offer. Under the Lock-up Agreement, Brascan and Brascade have also agreed to vote their Common Shares in favour of any resolution required to create such junior preference shares. See "Special Business of the Meeting — Creation of Junior Preference Shares". The Preference Share Exchange Offer is expected to be completed after the date of the Meeting.

    Brascan is a public corporation listed on the Toronto and New York stock exchanges. Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Balogh, Flatt, Harding, Kerr, Myhal and Pannell, presently Noranda directors and nominees referenced below, are shareholders of Partners.

BUSINESS OF THE MEETING

ANNUAL FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation for the fiscal year ended December 31, 2004 are included in the 2004 Annual Report, which is being mailed to shareholders with this Circular. The Annual Report will be placed before the shareholders at the Meeting.

ELECTION OF DIRECTORS

The number of directors of the Corporation to be elected at the Meeting is 13. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors of Noranda (the "Board") composed of the 13 nominees listed below to serve until the next annual meeting of the shareholders of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a director, in which event a substitute may be nominated. The nominees whose names are set forth below are currently directors of the Corporation. Management is not aware that any such persons will be unable or unwilling to serve as a director.

    On March 9, 2005, the Corporation announced that it intended to offer to purchase (the "Falconbridge Offer") all of the outstanding common shares of Falconbridge Limited ("Falconbridge") not already owned by the Corporation or its affiliates. Pursuant to a support agreement entered into with Falconbridge dated March 8, 2005 (the "Support Agreement"), the Corporation has covenanted that, assuming completion of the Falconbridge Offer, the Corporation will take such action to ensure that the Board will be comprised of 17 directors, consisting of each of the nominees listed below (other than The Hon. J. Trevor Eyton, O.C.) as well as Edmund King, Neville Kirchmann, Mary Mogford, David Race and James Wallace, each of whom is currently a director of Falconbridge. Such changes to the Board are only expected to occur following completion of the Falconbridge Offer, which the Corporation anticipates will be completed after the Meeting. As such, those proposed changes have no impact upon the election of directors at the Meeting.

    Those directors who are currently members of committees of the Board are indicated below.

Alex G. Balogh, Director since 1994;
Ontario, Canada
Corporate Director
Formerly Deputy Chairman of Noranda Inc. (1994–2003) and Chairman of Falconbridge Limited (1994–2003). Directorships include: Falconbridge Limited, Strongco Inc., Brascan Power Inc. and Cambior Inc. Mr. Balogh also serves on the Advisory Council of Sentient Global Resources Fund. He is Chairman of the National Advisory Board, Minerals and Metals Science and Technology and is past Chairman of the International Council of Metals and the Environment. In addition, Mr. Balogh is a metallurgical engineer.	Chair of Environment, Health & Safety Committee Direct and Indirect(1) Ownership: 5,275 – Common Shares 3,340 – Deferred Share Units 83,500 – Options

André Bérard, O.C., Director since 1990;
Québec, Canada
Chairman of the Board, National Bank of Canada (Banking)
Previously Chairman and CEO of National Bank. Directorships include: Banque Saradar France, BCE Inc., Vasogen Inc., Groupe BMTC Inc., Saputo Inc., Kruger Inc., Bombardier Inc., BRED (Banque populaire), Société financière Bourgie Inc., Le Groupe Canam Manac Inc. and Transforce Income Fund and Telesat Inc. Mr. Bérard is also a Fellow of the Institute of Canadian Bankers.	Chair of Audit Committee and member of Human Resources Committee Direct and Indirect Ownership: 1,250 – Common Shares 13,405 – Deferred Share Units 5,000 – Options

Jack L. Cockwell, Director since 1981;
Ontario, Canada
Group Chairman, Brascan Corporation
(an asset management company)
Formerly Brascan's President and Chief Executive Officer for 12 years. Directorships include: Brascan Corporation and its affiliates, Brookfield Properties Limited, Brascan Power Inc., Falconbridge Limited, Norbord Inc. and Fraser Papers Inc. Mr. Cockwell is also Chairman of the Board of Trustees of the Royal Ontario Museum and a director of Astral Media Inc. and the C.D. Howe Institute.	Chair of Human Resources Committee Direct and Indirect(1) Ownership: 48,000 – Common Shares Nil – Deferred Share Units Nil – Options

The Hon. J. Trevor Eyton, O.C., Director since 1981;
Ontario, Canada
Member of the Senate of Canada
Member of the Senate of Canada. Directorships include: Brascan Corporation, Coca-Cola Enterprises Inc. and Ivernia Inc. (Chair). Mr. Eyton is also on the Advisory Board of Nestlé Canada, Governor of the Canadian Olympic Foundation and Chair of Canada's Sports Hall of Fame.	Member of Environment, Health & Safety Committee Direct and Indirect Ownership: 2,500 – Common Shares 336 – Deferred Share Units Nil – Options

J. Bruce Flatt, Director since 2001;
Ontario, Canada
President and Chief Executive Officer, Brascan Corporation
Appointed Brascan's President and CEO in February 2002. Formerly President and CEO of affiliate Brookfield Properties. Directorships include: Brascan Corporation and its affiliates, Brookfield Homes Corporation, Brookfield Properties Corporation, Norbord Inc. and Fraser Papers Inc.	Member of Human Resources Committee Direct and Indirect(1) Ownership: 5,000 – Common Shares Nil – Deferred Share Units Nil – Options

A.L. (Al) Flood, C.M., Director since 1999;
Ontario, Canada
Retired Chairman and Chief Executive Officer,
Canadian Imperial Bank of Commerce (Banking)
Directorships include: Canadian Imperial Bank of Commerce and Talisman Energy Inc.	Independent Board Leader; Chair of Governance Committee and member of Human Resources Committee Direct and Indirect Ownership: 4,292 – Common Shares 14,299 – Deferred Share Units 5,000 – Options

Norman R. Gish, Director since 2001;

 Alberta, Canada
President, Gish Consulting Inc.
(Pipeline, energy and international marketing advisory services)
Previously Chairman, President and CEO of Alliance Pipeline Ltd. and Aux Sable Liquid Products Inc. Directorships include: Superior Plus Inc., Railpower Technologies Corp., Energreen Canada Corp., Provident Energy Ltd. and Quadrise Canada Fuel Systems Inc.	Member of Audit and Governance Committees Direct and Indirect Ownership: 1,000 – Common Shares 4,221 – Deferred Share Units 5,000 – Options

Robert J. Harding, F.C.A., Director since 1995;
Ontario, Canada
Chairman, Brascan Corporation
Directorships include: Brascan Corporation (Chairman) and the following Brascan group companies: BPO Properties Corporation (Chairman), Falconbridge Limited, Norbord Inc. and Fraser Papers Inc. Mr. Harding is also a Director of Burlington Resources Inc. and is Chairman of the Board of Governors of the University of Waterloo, Chair of Campaign Waterloo and Trustee and Vice Chair of the United Way of Greater Toronto.	Member of Environment, Health & Safety, Governance and Human Resources Committees Direct and Indirect(1) Ownership: 1,500 – Common Shares Nil – Deferred Share Units Nil – Options

V. Maureen Kempston Darkes, O.C., O.O., Director since 1998;
Florida, U.S.A.
GM Group Vice-President and President Latin America, Africa,
Mid-East Operations, General Motors Corporation
(International motor vehicle manufacturer).
Previously President and General Manager of General Motors of Canada Limited. Directorships include: CN Rail and The Thomson Corporation.	Member of Governance Committee Direct and Indirect Ownership: 200 – Common Shares 11,484 – Deferred Share Units 5,000 – Options

David W. Kerr, C.A., Director since 1987;
Ontario, Canada.
Chairman of the Corporation and of Falconbridge Limited
Chairman of Falconbridge Limited and previously President and CEO of Noranda Inc. Past Chairman of the International Council on Mining and Metals. Directorships include: Brascan Corporation, Shell Canada Limited, Sun Life Financial Inc. and Sustainable Development Technology Canada. Mr. Kerr is also Chairman of the Toronto Rehabilitation Hospital Foundation.	Direct and Indirect(1) Ownership: 265,215 – Common Shares 18,707 – Deferred Share Units 753,800 – Options

James W. McCutcheon, Q.C., Director since 1993;
Ontario, Canada.
 Counsel, McCarthy Tétrault LLP (law firm)
Directorships include: CAE Inc., Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991–1997) and Guardian Capital Group Limited.	Member of Audit, Environment, Health & Safety and Governance Committees Direct and Indirect Ownership: 1,000 – Common Shares 3,340 – Deferred Share Units 5,000 – Options

George E. Myhal, Director since 1999;
Ontario, Canada
Chief Operating Officer, Brascan Corporation
Formerly President and CEO of Brascan Financial Corporation. Directorships include: Royal LePage Franchise Services Fund, NBS Technologies Inc., MediSolution Ltd. and the Harbourfront Centre. Mr. Myhal is also a member of the Governing Council and Audit Committee Chairman of the University of Toronto and Chairman of the Dean's Advisory Board for its Faculty of Applied Science.	Direct and Indirect(1) Ownership: 1,500 – Common Shares Nil – Deferred Share Units Nil – Options

Derek G. Pannell, ing, BSc, ARSM, Director since 2002;
Ontario, Canada
President and Chief Executive Officer, Noranda Inc.
Appointed President and CEO of Noranda Inc. in 2002. Previously President and COO of Noranda and CEO of Falconbridge Limited, Vice President of Compañia Minera Antamina in Peru and President of Brunswick Mining and Smelting. Directorships include: Falconbridge Limited and the Mining Association of Canada. Mr. Pannell is also an Honorary Professor of the Universidad Nacional de Ingenéria, Lima, Peru.	Direct and Indirect(1) Ownership: 282,108 – Common Shares Nil – Deferred Share Units 738,850 – Options

(1)
Management understands that, in addition to Common Shares owned directly, these nominees' indirect interest in Common Shares held through Partners and Brascan (see "Principal Holders of the Corporation's Voting Securities") results in their each exceeding the share ownership expectation described under the heading "Compensation of Directors".

    Each of the proposed nominees was elected to his or her present term of office by the shareholders of the Corporation at a meeting in respect of which the Corporation circulated a management information circular.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors the persons named in the form of proxy enclosed with the Notice intend to vote "For" the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors to fix the remuneration to be paid to the auditors.

PRINCIPAL ACCOUNTING FIRM FEES

Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation and its reporting issuer subsidiary Novicourt Inc.

    From time to time, Ernst & Young also provides advisory and other non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Board has considered whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence and is satisfied that it is.

    Aggregate fees billed to the Corporation and its reporting issuer subsidiaries for the fiscal years ended December 31, 2003 and 2004 by Ernst & Young are set forth in the following table:

	Noranda ($) 2003/2004	Reporting Issuer Subsidiaries ($) 2003/2004	Total ($) 2003/2004

Audit fees	2,294,398/2,031,663	35,292/14,939	2,329,690/2,046,602
Audit-related fees	166,255/392,914	—/20,393	166,255/413,307
Tax fees	563,624/2,485,579	22,926/97,525	586,550/2,583,104
All other fees	3,111/—	—/—	3,111/—

Total	3,027,388/4,910,156	58,218/132,857	3,085,606/5,043,013

    Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

    It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

SPECIAL BUSINESS OF THE MEETING

1.    CREATION OF JUNIOR PREFERENCE SHARES

On March 9, 2005 the Corporation announced that it intended to make the Preference Share Exchange Offer. In order to facilitate the Preference Share Exchange Offer, the Corporation proposes to create a new class of preference shares in the capital of the Corporation, issuable in series, to be designated as Junior Preference Shares (the "Junior Preference Shares") and create three series of shares pursuant to such new class to be designated the Series 1 Shares, the Series 2 Shares and the Series 3 Shares (the "Series 1 Shares", "Series 2 Shares" and "Series 3 Shares"). Pursuant to the Preference Share Exchange Offer, the Corporation is offering to repurchase approximately 63.4 million Common Shares in exchange for an aggregate of US$500 million Series 1 Shares, US$500 million Series 2 Shares and US$250 million Series 3 Shares on the basis of 0.3156 Series 1 Shares, 0.3156 Series 2 Shares and 0.1578 Series 3 Shares for each Common Share.

    In order that the Junior Preference Shares rank junior to the Corporation's currently outstanding series of its existing class of preferred shares (the "Existing Preferred Shares") it is necessary to create the Junior Preference Shares as a separate class of shares in the capital of the Corporation. To create the class of Junior Preference Shares requires an amendment to the Corporation's articles which must be approved by a special resolution of the holders of Common Shares. Shareholders are being requested at the Meeting to consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Junior Preference Share Resolution") authorizing and approving an amendment to the articles of the Corporation creating the new class of Junior Preference Shares. Attached at Schedule "B" are the proposed class terms for the Junior Preference Shares. The Board has authorized the creation of the Series 1 Shares, Series 2 Shares and Series 3 Shares, which will be created and issued pursuant to the Preference Share Exchange Offer if the creation of the Junior Preference Shares is approved.

    If the Junior Preference Share Resolution is not approved or the Junior Preference Shares are not otherwise created prior to the completion of the Preference Share Exchange Offer, the Board has authorized the creation of three new series of the Existing Preferred Shares to be designated "Series J Shares", "Series K Shares" and "Series L Shares", which will have the same terms as the Series 1 Shares, Series 2 Shares and Series 3 Shares in all materials respects except that they will not, by their terms, rank junior to the currently outstanding series of Existing Preferred Shares and will contain a provision for the automatic conversion of the new series of Existing Preferred Shares upon the future creation of the Junior Preference Shares. If created, the Series J Shares, Series K Shares and Series L Shares will be subordinate to the other series of Existing Preferred Shares by way of contract to be contained in the letter of transmittal delivered in connection with Common Shares tendered under the Preference Share Exchange Offer.

    The Board has determined that the proposed amendment to the articles to create the Junior Preference Shares is in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the Junior Preference Share Resolution in this regard, the full text of which is set out in Schedule "A" to this Circular. In order to be effective, the resolution must be passed by the affirmative vote of at least two-thirds of the votes cast in respect of the Common Shares by holders present in person or by proxy at the Meeting with respect to the Junior Preference Share Resolution. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the Junior Preference Share Resolution. Pursuant to the Lock-Up Agreement, Brascan, which directly and indirectly owns approximately 41.2% of the issued and outstanding Common Shares, has agreed to vote in favour of the Junior Preference Share Resolution.

    Prior to or following the Meeting, and notwithstanding the approval by shareholders of the Junior Preference Share Resolution, the Board may, in its sole discretion, decide to not proceed with the creation of the Junior Preference Shares.

    Registered Shareholders have the right to dissent in respect of the Junior Preference Share Resolution and to be paid the fair value of the Common Shares held, as fixed by a court, upon strict compliance with the provisions of applicable law. Failure by a dissenting Registered Shareholder to adhere strictly to the requirements of section 185 of the Business Corporations Act (Ontario) (the "OBCA") may result in the loss or unavailability of rights under that section. See "Right of Dissent" on page 16 for further information.

    The Corporation can complete the Preference Share Exchange Offer without creating the Junior Preference Shares. The Corporation reserves the right to withdraw the Junior Preference Share Resolution and take such other action as it considers appropriate so as to not proceed with the proposal to amend the articles of the Corporation to create the Junior Preference Shares and instead proceed to issue new series of Existing Preferred Shares if the number of Common Shares tendered by holders of Common Shares that elect to dissent in respect of the Junior Preference Share Resolution exceeds a certain percentage of the outstanding Common Shares, which the Corporation currently anticipates to be 5%.

THE JUNIOR PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Junior Preference Shares.

Certain Provisions of the Junior Preference Shares as a Class

    Issuable in Series — The Junior Preference Shares may at any time or from time to time be issued in one or more series. The Board may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

    Rank — The Junior Preference Shares rank junior to the Existing Preferred Shares, but are entitled to a preference over Common Shares and any other of the Corporation's shares ranking junior to the Junior Preference Shares, in the distribution of assets in the event of the Corporation's liquidation, dissolution or winding up or other distribution of the Corporation's assets among its shareholders for the purpose of winding up its affairs.

    The Junior Preference Shares of each series rank in a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of the Corporation's liquidation, dissolution or winding up or other distribution of the Corporation's assets among its shareholders for the purpose of winding up its affairs.

    Restrictions — As long as any of the Existing Preferred Shares are outstanding, the Corporation must not at any time, without the approval of the holders of each series of Existing Preferred Shares then outstanding, given in accordance with the terms of the Existing Preferred Shares declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation) on the Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares, if such action is prohibited by the terms of the Existing Preferred Shares or the terms of any series of Existing Preferred Shares that are then outstanding.

    Liquidation, Dissolution or Winding-Up — In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

Certain Provisions of the Proposed Initial Three Series of Junior Preference Shares

(A)
Dividends

    Series 1 Shares — Holders of Series 1 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board of US$1.50 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

    Series 2 Shares — Until June 30, 2010 holders of Series 2 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board of US$1.5625 per share per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012, holders of the Series 2 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board at a rate per annum equal to the greater of (i) 6.25%, and (ii) a rate equal to the seven year US treasury bond yield at the commencement of such subsequent fixed rate period plus 2.05%.

    Series 3 Shares — Until June 30, 2010 holders of Series 3 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board of US$1.625 per share per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012 and for each succeeding two-year subsequent fixed rate period, holders of the Series 3 Shares will be entitled to fixed cumulative preferred dividends if, as and when declared by the Board at a rate per annum equal to the greater of (i) 6.5%, and (ii) a rate equal to the ten year US treasury bond yield at the commencement of such subsequent fixed rate period plus 2.35%.

    Payment of Dividends — The Corporation may pay the dividends on the Junior Preference Shares either in cash or, except in limited circumstances, in freely-tradable Common Shares (the number of shares determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for a period of 20 consecutive trading days ending on the fourth trading day prior to the specified payment date (the "Current Market Price"), less any tax required to be deducted and withheld).

    Extraordinary Dividends — For so long as Junior Preference Shares having an aggregate issue price of at least US$300 million remain outstanding, the Corporation will not declare, pay or set apart for payment any Extraordinary Dividend without the prior approval of holders of not less than two-thirds of each series of Junior Preferred Shares present in person or by proxy at a duly called meeting of shareholders.

    An "Extraordinary Dividend" will be (i) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period"), more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which the Corporation last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or (ii) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the issue date. For this purpose, the "Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the issue date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or (iii) any other "special dividend" on, or distribution with respect to, the Common Shares which is outside the normal operations or normal dividend procedures of the Corporation.

(B)
Redemption

    Series 1 Shares — The Series 1 Shares will be redeemable, in cash, by the Corporation at any time on or before June 30, 2008 at US$25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and after that date at US$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. The Corporation would be required to redeem the Series 1 Shares on the date (the "Series 1 Final Redemption Date") that is five years plus one day from the date of issue of the Series 1 Shares at US$25.00 per share plus accrued and unpaid dividends. Any redemptions prior to June 30, 2009 would have to be made on a pro rata basis across all series of Junior Preference Shares then outstanding.

    Series 2 Shares — The Series 2 Shares will be redeemable, in cash, by the Corporation at any time on or before June 30, 2010 at US$25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and after that date at US$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. The Corporation would be required to redeem the Series 2 Shares on June 30, 2012 (the "Series 2 Final Redemption Date") at US$25.00 per share plus accrued and unpaid dividends. Any redemptions of Series 2 Shares prior to June 30, 2011 must be made, subject to the immediately following sentences, on a pro rata basis with all other Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares must be made on a pro rata basis with any Series 1 Shares then outstanding.

    Series 3 Shares — The Series 3 Shares will be redeemable, in cash, by the Corporation at any time on or before June 30, 2013 at US$25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and after that date at US$25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption. The Corporation would be required to redeem the Series 3 Shares on June 30, 2015 (the "Series 3 Final Redemption Date") at US$25.00 per share plus accrued and unpaid dividends. Any redemptions of Series 3 Shares prior to June 30, 2012 must be made, subject to the immediately following sentences, on a pro rata basis with all other Shares then outstanding. From June 30, 3012 to June 29, 2015, no Series 3 Shares may be redeemed until all Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares must be made on a pro rata basis with any Series 1 Shares and Series 2 Shares outstanding.

(C)
Conversion on Final Redemption Date

The Corporation will be entitled, at its option, in lieu of redemption, to convert all or a part of the applicable series of Junior Preference Shares on the Series 1 Final Redemption Date, the Series 2 Final Redemption Date or the Series 3 Final Redemption Date (as applicable) into freely tradable Common Shares provided no Change of Control Event (as defined below) has occurred, no Extraordinary Dividend has been paid and certain other events have not occurred. The number of Common Shares issued on such conversion would be determined by dividing US$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of US$2.00 (as may be adjusted for stock splits and similar occurrences) and 90% of the U.S. dollar equivalent of the Current Market Price determined as at the date specified for conversion.

    Change of Control — A "Change of Control Event", for the purposes of the Junior Preference Shares, means the occurrence of (i) the first date of public announcement (which, for purposes of this definition, will include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by the Corporation or a person of facts indicating that any person other than Brascan, any affiliate of Brascan or any party acting jointly or in concert with Brascan (collectively, a "Brascan Entity") beneficially owns 30% or more of the outstanding voting shares of the Corporation; (ii) the date of the commencement of, or first public announcement of the intent of any person (other than a Brascan Entity, the Corporation or any subsidiary of the Corporation) to commence a take-over bid to acquire 30% or more of the voting shares of the Corporation (other than by a Brascan Entity, the Corporation, or any subsidiary of the Corporation); or (iii) the date of the commencement of, or first public announcement of the intent of any person (other than a Brascan Entity) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of the Corporation (other than by a Brascan Entity, the Corporation or any subsidiary of Brascan or the Corporation).

(D)
Retraction Rights

    Series 1 Shares — In the event of a Change of Control Event, the holders of the Series 1 Shares will be entitled to require the Corporation to redeem all of their Series 1 Shares for US$25.25 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed on or before June 30, 2008 and if redeemed after such date for US$25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption.

    Series 2 Shares — In the event of a Change of Control Event, the holders of the Series 2 Shares will be entitled to require the Corporation to redeem all of their Series 2 Shares for US$25.25 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed on or before June 30, 2010 and for US$25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed after June 30, 2010.

    Series 3 Shares — In the event of a Change of Control Event, the holders of the Series 3 Shares will be entitled to require the Corporation to redeem all of their Series 3 Shares for US$25.25 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed on or before June 30, 2013 and for US$25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption if redeemed after June 30, 2013.

(E)
Application of Net Proceeds

From and after June 30, 2010, the Corporation must apply the full net proceeds from (i) the issuance of equity securities for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn.$250 million, to the redemption of the Junior Preference Shares.

(F)
Board Representation and Voting Rights

Subject to the board representation right described below, the Junior Preference Shares are non-voting except as required by law, and in such circumstance the Junior Preference Shares will be entitled to one vote per share.

    The Junior Preference Shares will be entitled, voting separately as a class from all other shares, to two representatives on the Board. If a Board Event occurs, then, for so long as such conditions persist, the Junior Preference Shares, voting separately as a class from all other shares, will be entitled to an additional three representatives on the Board.

    "Board Event" means any one of the following events: (i) if four quarterly dividends on the Junior Preference Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies properly applicable to the payment of dividends; or (ii) if the Adjusted Net Worth for any fiscal quarter is less than US$2,500,000,000. "Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of: (i) the outstanding share capital for all shares ranking junior to the Junior Preference Shares; (ii) without duplication, any surplus, whether contributed or capital; (iii) retained earnings; and (iv) consolidated non-controlling interest, all as set forth in the Corporation's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

(G)
Tax on Share Dividends

The Corporation will elect pursuant to subsection 191.2(1) of the Income Tax Act (Canada) (the "Tax Act"), to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of Junior Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

(H)
Liquidation, Dissolution or Winding Up

In the event of liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of a series of Junior Preference Shares will be entitled cash equal to the amount paid up on such shares where such event is involuntary, and cash equal to the amount paid up on such shares plus the premium on redemption, if any, if such event is voluntary, together in any case with all unpaid dividends accrued. All such amounts shall be paid to the holders of a series of Junior Preference Shares before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or other shares of the Corporation ranking junior to the Junior Preference Shares. Holders of the Junior Preference Shares will not be entitled to any further distributions of assets of the Corporation.

2.    CHANGE OF NAME TO NORANDAFALCONBRIDGE INC.

As part of the Falconbridge Offer the Corporation proposes to change its name to "NorandaFalconbridge Inc." The Corporation is seeking the approval of shareholders to effect this name change at the Meeting so that once the Corporation completes the transactions contemplated by the Falconbridge Offer it can give effect to the change of name of the Corporation without calling a further meeting of shareholders. Assuming the completion of those transactions, the Corporation believes that the proposed new name will better reflect the business and operations of the Corporation. If approved at the Meeting the name change will not be made effective immediately but rather will be given effect to if and when the Corporation has completed the transactions contemplated by the Falconbridge Offer.

    Shareholders are being requested at the Meeting to consider and, if deemed advisable, pass, with or without variation, a special resolution authorizing and approving an amendment to the articles of the Corporation to change the name of the Corporation to "NorandaFalconbridge Inc." (the "Name Change Resolution").

    The Board has determined that the proposed change of name is in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the Name Change Resolution in this regard, the full text of which is set out in Schedule "C" to this Circular. In order to be effective, the Name Change Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast in respect of the Common Shares by holders present in person or by proxy at the Meeting with respect to the Name Change Resolution. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against the Name Change Resolution, the persons designated in the enclosed form of proxy intend to vote "For" the Name Change Resolution.

3.    AMENDMENT TO THE STOCK OPTION PLAN

The Board, including the Corporation's unrelated directors, has approved, subject to approval by the holders of Common Shares and any necessary regulatory approval, an amendment to the Corporation's stock option plan (the "SOP"). This amendment would, upon approval by such shareholders, increase the maximum number of Common Shares issuable under the SOP from 13 million to 18 million. As at March 17, 2005, options to acquire an aggregate of 12,754,490 Common Shares had been granted under the SOP (representing approximately 4.3% of currently outstanding Common Shares) and options to acquire an aggregate of 7,882,387 Common Shares were outstanding (representing 2.65% of the outstanding Common Shares). For additional information with respect to the SOP, please refer to "Executive Compensation — Report on Executive Compensation — Long Term Incentives — Stock Option Plan".

    The recruitment and retention of highly qualified management and other personnel is important to the success of the Corporation. The Corporation has a compensation program for its employees, including base salary, bonus or performance awards, pension and long-term incentives under compensation plans including the SOP, to attract and retain highly qualified personnel. That compensation program is designed to be competitive with compensation programs of companies in the markets in which the Corporation competes for personnel. As of the date of this Circular, the Corporation is entitled to issue up to 13 million Common Shares under the SOP. This represents approximately 4.4% of currently outstanding Common Shares, which the Corporation believes is significantly below the average level for companies in the markets in which the Corporation operates. The proposed amendment will increase the number of Common Shares reserved under the SOP to 18 million or approximately 6% of currently outstanding Common Shares (and approximately 5% of the outstanding Common Shares after giving effect to the transactions contemplated by the Preference Share Exchange Offer and the Falconbridge Offer). The Board is of the view that this level will provide it with the means to attract and retain key personnel.

    In accordance with the rules of the TSX, the proposed amendment to the SOP must be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.

    The Board has determined that the proposed amendment to the SOP in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the resolution in this regard (the "SOP Resolution"), the full text of which is set out in Schedule "D" to this Circular. In order to be effective, the SOP Resolution must be passed by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting with respect to such resolution (excluding insiders of the Corporation and their associates to whom stock options may be issued under the SOP). Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against the SOP Resolution, the persons designated in the enclosed form of proxy intend to vote "For" the SOP Resolution. The full text of the SOP, as amended subject to approval of the SOP Resolution, is set out in Schedule "E" to this Circular.

4.    SHAREHOLDER PROPOSALS

Attached to the Circular in Schedule "H" are shareholder proposals which have been submitted for consideration at the Meeting together with the response of the Board to each of the proposals. Unless it is specified in a proxy that Common Shares represented thereby be voted for or withheld from voting in respect of the shareholder proposals, Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted against each of the shareholder proposals.

RIGHT OF DISSENT

Under the provisions of section 185 of the OBCA, a Registered Shareholder may dissent in respect of the Junior Preference Share Resolution. If the articles of the Corporation are amended to create the Junior Preference Shares, a Registered Shareholder who, in connection with the Junior Preference Share Resolution, has exercised the right of dissent pursuant to section 185 of the OBCA in strict compliance with the procedures set forth in the OBCA and who has not withdrawn the notice of the exercise of such rights as permitted by section 185 of the OBCA will be entitled to be paid the fair value of his or her Common Shares.

    In the event that a Registered Shareholder fails to perfect or effectively withdraws that Registered Shareholder's claim under section 185 of the OBCA or forfeits that Registered Shareholder's right to make a claim under section 185 of the OBCA or his or her right as a Registered Shareholder are otherwise reinstated, such Shareholder will be deemed to not have dissented in respect of the Junior Preference Share Resolution.

    The dissent right and dissent procedure provided by section 185 of the OBCA are summarized in Schedule "F" to this Circular and the text of section 185 of the OBCA is set out in Schedule "G" to this Circular. Registered Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in section 185 of the OBCA may result in the loss or unavailability of any right to dissent.

EXECUTIVE COMPENSATION

The option and share valuations in this Executive Compensation section of the Circular are as at March 4, 2005.

REPORT ON EXECUTIVE COMPENSATION

Members of the Human Resources Committee (the "HR Committee") are Jack L. Cockwell (Chair), J. Bruce Flatt, A. L. (Al) Flood, André Bérard and Robert J. Harding. No member of the HR Committee is an officer or employee of the Corporation or any of its subsidiaries.

    The HR Committee is responsible for recommending to the Board the compensation of the senior officers of the Corporation and its wholly owned subsidiaries. The Board of Directors of each subsidiary of the Corporation which is itself a public company is responsible for the compensation of the senior officers employed by it.

    Derek G. Pannell, the President and Chief Executive Officer (the "CEO") of the Corporation, makes recommendations to the HR Committee with respect to executive compensation philosophy and policy and with respect to the compensation paid to senior officers of the Corporation other than himself. Mr. Pannell is not present at HR Committee or Board meetings while his compensation is determined.

    Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

    As a general philosophy, the HR Committee believes that senior executive compensation should be driven primarily by performance relative to the established plans and strategy of the business. Information on the compensation practices of competitors is considered, but does not drive the philosophy or design of the Corporation's program. The HR Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security.

    The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion weighted to variable compensation tied to the Corporation's performance for the most senior executives. In the case of the Corporation's CEO, this is achieved by maintaining a base salary and cash bonus award below the median base salary level in return for an opportunity to participate at a higher level in the growth in the value of the Common Shares.

Base Salaries

Base salaries for the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level for comparable companies within the relevant industry, adjusted to reflect a higher weighting to variable compensation for the most senior executives.

Short-Term Incentives

The annual Variable Compensation Plan (the "VCP") generates cash incentives based on corporate, business unit and individual performance. Target awards, expressed as a percentage of salary, have been established for each eligible position. Corporate and business unit performance is determined on the basis of the Corporation's return on net assets ("RONA"). All of the Named Executive Officers participated in the Corporation's VCP in 2004.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

    The Corporation's long-term incentives consist of the following:

(a)    Stock Option Plan.    The Board may from time to time in its discretion grant stock options to officers and other employees of the Corporation or of any subsidiary pursuant to the SOP. Under the SOP the Corporation grants options to purchase Common Shares at a fixed price, being the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of the grant. Generally, for the Named Executive Officers, options are granted annually in the range of two to three times base salary (determined by multiplying the number of Common Shares under option by the exercise price). The total number of options to be granted to any one participant (including an insider of the Corporation) under the SOP may not exceed 1% of the issued and outstanding Common Shares immediately after the grant of the option. The stock options granted under the SOP are also currently subject to vesting provisions as follows: 20% of the options will vest on the first anniversary following the date of grant, and a further 20% will vest on each of the four subsequent anniversary dates. An option is not assignable.

    Under the SOP, the Board has the discretion to grant options having up to a 10-year term. All presently outstanding stock options have a 10-year term or will expire on the earlier of the following dates:

  (i)           90 days from the date of early retirement, termination of employment (other than for cause, or as a result of the transfer of such participant's employment originally with any of the Corporation, a subsidiary of the Corporation, a joint venture entity in which the Corporation holds an interest, or any predecessor of the Corporation, to another entity within the foregoing group of entities with the consent or on the direction of the Corporation), death or permanent disability of the participant; and

  (ii)          three days from the date of termination of employment of the participant for cause;

provided, however, that in respect of any option which would expire pursuant to (i) or (ii) above, the Board may, in its discretion, extend the expiry date to a date not beyond the 10-year term.

    The SOP does not permit the Corporation to transform a stock option granted under the SOP into a stock appreciation right involving an issuance of securities from treasury.

    The Board, subject to stock exchange rules and shareholder approval, as applicable, may from time to time make, amend and repeal such provisions under the SOP as it may deem expedient for the purposes of carrying out the SOP. During the past year, the Board approved two amendments to the SOP to the effect that (i) outstanding options held by employees who transfer their services to a related, but non-controlled, entity

(such as a joint venture) will continue under their terms without termination due to the technical change in the participant's employment status, and (ii) in accordance with ongoing Board policy, non-management directors will not be eligible for stock option grants. These amendments were provided to the TSX for its approval and are not subject to shareholder approval to be effective.

    The following sets out information with respect to the SOP under which Common Shares are authorized for issuance as of the financial year ended December 31, 2004. The Corporation has no equity compensation plan which has not been approved by its security holders.

		Percentage of current issued and outstanding Common Shares

Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	7,415,969	2.5%
Weighted-average exercise price of outstanding options	$16.75
Number of Common Shares remaining available for future issuance under the SOP (prior to proposed amendment)	230,510	0.8%

    In connection with the stock options granted on or after February 10th, 2003, the Board established a policy requiring all Named Executive Officers to hold, for at least one year, the "net shares" of the Corporation received from the exercise of an option granted on or after February 10, 2003. For this purpose "net shares" means the number of Common Shares obtained through the exercise of such option, less the number of Common Shares required to be sold in order to make payment of (a) the exercise price of the option; and (b) any personal income taxes attributable to the gain on exercise of the option.

(b)    Management Deferred Share Unit Plan (the "MDSUP").    Under the MDSUP, senior officers designated by the HR Committee may, at their option, elect to receive all or a portion of their VCP awards in the form of deferred share units of the Corporation ("Units"). The VCP is converted to Units based on the closing price of the shares on the TSX on the last trading day immediately preceding the date of the award. The portion of the VCP award elected to be received in Units by the executive may, at the discretion of the HR Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP. Units are credited with dividend equivalents when dividends are paid on the Common Shares. The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which time the Units will terminate unless redeemed by the last day of the first calendar year that commences after retirement, resignation, termination or death. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Common Shares at the time of cessation of employment with the Corporation.

    Prior to August 2002, the Corporation also had a Management Share Purchase Plan ("SPP") that was intended to advance the interests of the Corporation and its subsidiaries by encouraging and enabling the acquisition of a larger share interest in the Corporation by key executives of the Corporation and its subsidiaries. The maximum term of any loans granted thereunder was ten years and the maximum number of Common Shares issuable thereunder was 10 million. Loans outstanding under the SPP at the time it was discontinued will be repaid in accordance with their original terms.

Other Components

The other components of the total executive compensation program are the Pension Plans, the Benefits Plan, the Executive Perquisite Program and the Employee Share Savings Plan (the "ESSP").

    Each element of the executive compensation program is intended to fulfill a different goal. The HR Committee places the greatest emphasis for the Named Executive Officers on the short-term and long-term incentive programs which are designed to link their interests with those of the Corporation's shareholders, and a lesser emphasis on pension, other benefits and perquisites.

Compensation of the Chief Executive Officer

Mr. Pannell was appointed President and Chief Executive Officer of the Corporation effective June 1, 2002. In 2004 Mr. Pannell's annual salary was $436,000, consistent with the HR Committee's belief of maintaining base salary and incentive payments for the Chief Executive Officer below the median level of the marketplace in return for the opportunity to participate at a higher level in the growth in the value of the Common Shares.

    Mr. Pannell participates in the Corporation's VCP at a target award percentage of 60% of base salary established by the HR Committee. The performance measures used to determine the annual variable compensation payment, and the weighting attached to each measure, are:

20% based on the overall RONA results of the Corporation;
10% based on Economic Value Added; and,
30% based on attaining and exceeding established performance criteria, which include the following:

  •
  Enhance financial performance of the Corporation against specific short and longer term objectives; meet and exceed planned earnings, bringing increased value to shareholders and other stakeholders;
  •
  Provide strong leadership and direction to the Corporation, its various global business units and subsidiary companies;
  •
  Create opportunities for profitable growth and value creation; ensure judicious project/joint venture selection and disciplined implementation;
  •
  Ensure continued strategic focus and commitment with respect to the environment, health and safety ("EHS") and continuous improvement in EHS performance;
  •
  Ensure that effective succession plans are developed, implemented and managed to provide continuity of key positions across the Corporation and its subsidiaries; and
  •
  Ensure continued high standards of corporate governance and responsible corporate performance in all communities and locations globally in which the Corporation operates.

    Mr. Pannell was awarded a payout under the Corporation's 2004 VCP of $658,232. The HR Committee's assessment of Mr. Pannell's performance included the following:

  •
  Strong financial performance of the Corporation, generating US$1.2 billion in operating cash flow and lowering the net debt-to-capitalization ratio from 43% to 35%;
  •
  Earnings of US$1.78 per share, before capital expenditures and financing;
  •
  Record US$51 million Six Sigma (a program providing effective quality control and process improvement) savings achieved;
  •
  Increased profitability achieved in all business units;
  •
  Strategic focus and commitment to EHS resulting in improvement and increased focus on programs and reporting;
  •
  Continued disciplined focus on pipeline of attractive growth projects for copper, nickel and zinc businesses; key expansion projects completed on schedule and below budget;
  •
  Reserves and resources added at Collahuasi, Nickel Rim South, Raglan, Brunswick, Fraser Morgan, Frieda River, El Morro, El Pachon and West Wall;
  •
  Long life bauxite mine added to aluminum business;
  •
  Effective succession planning and leadership development for key positions across the Corporation and subsidiaries; programs extended down through the organization to ensure continued focus on strong organizational performance and management.

    In February 2005, Mr. Pannell was granted 10-year options under the SOP to purchase 67,500 Common Shares at an exercise price of $21.66 per share. In February 2004, Mr. Pannell was granted 10-year options under the SOP to purchase 70,000 Common Shares at an exercise price of $20.37 per share. Mr. Pannell also has loans under the Noranda Executive Loan program which was discontinued in 2002. These loans are secured by Common Shares and securities of Partners and its publicly-traded associated companies. (See "Table of Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs".)

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid or payable for services rendered during the financial years ended December 31, 2004, 2003 and 2002, in respect of the President and CEO, the Executive Vice President and CFO, and the three other most highly compensated individuals performing a policy-making function in respect of the Corporation (collectively, the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation
				Other Annual Compensation ($)	Securities Under Options Granted (#)		Management Deferred Share Units (#)	All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	VCP Award ($)			Shares or Units Subject to Resale Restrictions ($)

Derek Pannell President & Chief Executive Officer	2004 2003 2002	436,000 425,000 400,000	658,232 360,000 150,000	31,990 33,053 —	67,500 70,000 130,000	— — —	— — —	11,938 8,622 6,457

Steven Douglas Executive Vice-President & Chief Financial Officer	2004 2003 2002	340,000 325,000 —	467,920 — —	22,800 86 —	44,000 45,000 150,000	— — —	— — —	13,750 1,250 —

Fernando Porcile President, Copper South America	2004	US337,939	US274,763	US14,607	18,000 12,500 FL	—	—	2,501

Business Unit	2003	US288,979	US167,040	17,551	14,000 9,000 FL	—	—	—

	2002	US275,000	US30,000	—	18,500 17,500 FL 10,225	—	—	—

William Brooks President & Chief Executive Officer Noranda Aluminum, Inc.	2004 2003 2002	US345,000 US336,000 US330,000	US293,250 US53,760 US25,000	US30,163 US54,470 US22,617	31,000 28,000 37,500	— — —	— — —	US33,860 US6,000 US5,500

Peter Kukielski Chief Operating Officer	2004	375,000	304,875	32,239	24,500 17,500 FL	—	—	5,616

	2003	310,417	149,283	31,377	22,000 14,000 FL	—	5,496 3,659 FL	5,369

	2002	270,000	48,000	—	118,000 42,500 FL 38,000		—	—

Notes:

Currency

All compensation payments noted, including base salary, variable compensation and all other compensation, are payable in Canadian dollars for Messrs. Pannell, Douglas and Kukielski. All compensation payments for Mr. Brooks are in US dollars. All compensation payments for Mr. Porcile are in Chilean Pesos converted from US dollars at the conversion rate at the time of payment.

Annual Compensation

Mr. Douglas was appointed Executive Vice-President and Chief Financial Officer of the Corporation effective November 11, 2003. His annualized salary is the compensation reflected for 2003.

VCP Award

For Messrs. Porcile and Brooks, this amount includes a payment under the VCP of US$202,763 and US$207,000, respectively, as well as the payment of performance bonuses in December 2004 of US$72,000 and US$86,250, respectively. For Messrs. Pannell, Douglas and Kukielski, the amount is their payment under the VCP. See section on Employment Retention Agreements.

Other Annual Compensation

For all of the Named Executive Officers, except Mr. Porcile, the amounts include an executive perquisite allowance, car benefit and executive medical benefit. The value of perquisites and other personal benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of his annual salary and bonus, with the exception of Mr. Brooks. Mr. Porcile's amount includes a car benefit, life insurance benefit and health benefit.

Securities Under Options Granted

For all five Named Executive Officers, the options grants on the above table reflect options granted in February 2005 in respect of the 2004 fiscal period, 2004 in respect of the 2003 period and 2003 in respect of the 2002 period. In addition, Mr. Douglas was granted options to purchase 150,000 Common Shares at $18.00 in December 2003 in respect of his appointment as Executive Vice-President and Chief Financial Officer of the Corporation effective November 11, 2003.

    The Options granted for Messrs. Porcile and Kukielski include options to purchase common shares of Falconbridge. The above and all references to Falconbridge options granted, exercised or valued throughout this Executive Compensation section are noted as FL.

Management Deferred Share Units

No units were granted in respect of the 2004 VCP award.

All Other Compensation

In the case of Messrs. Pannell and Kukielski, the amounts include the Corporation's contributions under the ESSP. These individuals participated in the ESSP on the same basis as all other participating employees. Under the ESSP, employees can contribute up to 5% of their salary towards the purchase of Common Shares, with the Corporation contributing cash to the extent of 30% of eligible contributions towards the purchase of additional Common Shares.    For Mr. Pannell, the amount also includes an imputed interest benefit from his SPP loan and the dollar value of the difference between the price paid for Common Shares with his SPP loan (at a 10% discount) and the average price of Common Shares on the TSX on the relevant date (see "Indebtedness of Directors and Senior Officers").

    In the case of Mr. Brooks, the amounts approximate the above-market portion of interest credited in connection with a non-qualified deferred compensation plan in which he participates, as well as vested employer matching contributions under a defined contribution plan qualified under section 401(k) of the U.S. Internal Revenue Code maintained by the U.S. subsidiary, Noranda Aluminum, Inc.

    In the case of Mr. Douglas, this amount represents the Corporation's contributions of $13,750 made into his Retirement Annuity Pension Plan-Defined Contribution account in 2004.

    In the case of Mr. Porcile, this amount represents the Corporation's contributions of US$2,501 as the employer match to Mr. Porcile's voluntary contribution to the Defined Contribution Pension Plan introduced in the fall of 2004 for Chilean national staff employees.

SHARE OPTIONS

Options to purchase Common Shares are granted each year in the discretion of the Board to officers of the Corporation pursuant to the SOP described above. The options to purchase the specified number of Common Shares and, in the case of Messrs. Kukielski and Porcile, Falconbridge common shares, vest as follows: 20% on the first anniversary following the date of grant and a further 20% on each of the four subsequent anniversary dates. Messrs. Kukielski and Porcile were granted Falconbridge options in recognition of their dual management responsibilities for both the Corporation and Falconbridge.

    The following table sets forth individual grants of stock options since January 1, 2004 to the Named Executive Officers.

OPTION GRANTS SINCE JANUARY 1, 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in 2005/2004	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Grant/Expiration Date

Derek Pannell	67,500 70,000	7.82 8.13	$21.66 $20.37	$21,66 $20.37	February 3, 2005/February 2, 2015 February 10, 2004/February 9, 2014

Steven Douglas	44,000 45,000	5.10 5.23	$21.66 $20.37	$21.66 $20.37	February 3, 2005/February 2, 2015 February 10, 2004/February 9, 2014

Fernando Porcile	18,000 12,500 FL 14,000 9,000 FL	2.09 2.89 1.63 2.37	$21.66 $30.43 $20.37 $30.60	$21.66 $30.43 $20.37 $30.60	February 3, 2005/February 2, 2015 February 1, 2005/January 31, 2015 February 10, 2004/February 9, 2014 February 4, 2004/February 3, 2014

William Brooks	31,000 28,000	3.59 3.25	$21.66 $20.37	$21.66 $20.37	February 3, 2005/February 2, 2015 February 10, 2004/February 9, 2014

Peter Kukielski	24,500 17,000 FL 22,000 14,000 FL	2.84 3.93 2.56 3.68	$21.66 $30.43 $20.37 $30.60	$21.66 $30.43 $20.37 $30.60	February 3, 2005/February 2, 2015 February 1, 2005/January 31, 2015 February 10, 2004/February 9, 2014 February 4, 2004/February 3, 2014

    The following table sets forth, on an aggregate basis, details of the exercise of stock options. Where a Named Executive Officer holds stock options in both the Corporation and Falconbridge, this is noted on two separate lines. All numbers for each Named Executive Officer include options granted up to and including March 4, 2005 and all numbers are as at March 4, 2005. The first line for all the Named Executive Officers represents the options granted by the Corporation. The second line represents Falconbridge options granted.

AGGREGATED OPTION EXERCISES DURING THE PERIOD
COMMENCING JANUARY 1, 2004 AND ENDING MARCH 4, 2005 AND OPTION VALUES
AS AT MARCH 4, 2005

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 4, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at March 4, 2005 ($) Exercisable/ Unexercisable

Derek Pannell	0	0	497,350/241,500	$3,698,967/$1,278,335

Steven Douglas	0	0	39,000/200,000	$177,960/$775,640

Fernando Porcile	0	0	16,335/44,390 8,800 FL/30,200 FL	$120,651/$189,396 $151,066 FL/$331,914 FL

William Brooks	0	0	223,750/86,900	$1,441,001/$398,511

Peter Kukielski	0	0	62,000/140,500 14,800 FL/58,700 FL	$437,618/$756,937 $249,736 FL/$754,674 FL

Notes:

The "Aggregate Value Realized" is determined on the basis of market value at date of exercise.

An option is "in the money" at March 4, 2005 if the market price of the share on that date exceeds the exercise price of the option. The value of unexercised options at March 4, 2005 is equal to the difference between the market price of the shares at March 4, 2005 and the exercise price of the options. The market prices for Common Shares of the Corporation and Falconbridge are the closing prices on the TSX on March 4, 2005, $23.11 and $36.67 respectively.

MANAGEMENT DEFERRED SHARE UNIT PLAN

There were no Units allocated in respect of 2004. Total liabilities under the Noranda Management Deferred Share Unit Plan, including the Named Executive Officers, are 44,273 Units with a total unit value, as at March 4, 2005 of $1,023,149 based on the March 4, 2005 closing price of $23.11.

PENSION AND RETIREMENT ARRANGEMENTS

The estimated annual pensions, accrued obligations and service costs under the Corporation's pension plans are estimates based on current assumptions and represent contractual arrangements that may change over time. Amounts shown include pension benefits under both registered and supplemental retirement plans of the Corporation. Each Named Executive Officer is fully vested in respect of his pension benefits accrued to date.

Retirement Annuity Pension Plan for Canadian Salaried Employees

The Retirement Annuity Pension Plan — Noranda Group ("RAP") for Canadian salaried employees provides comprehensive coverage on a defined benefit basis ("RAP–DB"). The formula (1.75%) contains a partial offset for the Canada Pension Plan benefit and the survivor benefit is a lifetime pension with a guarantee period of five years. In order to provide a survivor benefit of 66 2/3% of the basic pension, the amount shown on the following table would have to be reduced.

    In October 2001, the Board approved an amendment to the RAP to add a defined contribution option ("RAP–DC") effective January 1, 2002. In 2002, the Named Executive Officers, with the exception of Messrs. Brooks, Porcile and Douglas who were not participants in the RAP, were given a one-time choice to either remain in the RAP-DB or elect to participate in the RAP-DC.

    Messrs. Pannell and Kukielski elected to continue participating in the RAP-DB for Canadian salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants at the specified remuneration levels and years of credited service categories assuming retirement at age 65.

    The amounts shown are payable for life and guaranteed for five years. The RAP-DB formula contains a partial offset for the Canada Pension Plan benefit. The amounts shown are after adjustment for the estimated offset. The Corporation requires a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 66 2/3% of the member's pension unless the spouse waives this condition. The conversion from the amounts shown in the table to this option is dependent on the age of the spouse at the member's retirement and on interest rates at that time.

PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)

	Retirement Benefits by Years of Credited Service ($)
Annual Remuneration ($)(1)
	5 yrs.	10 yrs.	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.	40 yrs.	45 yrs.

250,000	21,200	42,400	63,600	84,800	106,000	127,200	148,400	170,275	192,150
275,000 and above(2)	23,375	46,775	70,150	93,550	116,925	140,325	163,700	187,775	211,825

Notes:

(1)      Pensionable earnings are calculated on the basis of the average of the best 60 months of base pay and bonus prior to retirement. Effective January 1, 2002, pensionable earnings includes base pay and earnings paid from the VCP that are set from time to time by the Board.

(2)      To limit the Corporation's retirement benefit liability, an annual remuneration level of $275,000 has been established as the maximum average remuneration eligible for pension calculations effective January 1, 2002.

    For purposes of computing the total retirement benefit of the participating Named Executive Officers, estimated years of credited service at normal retirement age (65) are 42 years for Mr. Pannell and 20 years for Mr. Kukielski.

    Mr. Pannell is entitled to a supplementary pension payable at normal retirement age, on a joint and survivor basis, of $155,000 reduced by the actuarial equivalent of the appreciation in value of Noranda share plan participations granted to him.

    The 2004 current service costs and 2004 year-end total accounting liabilities are shown below, for each of Messrs. Pannell, Kukielski and Brooks. These amounts include pension benefits under both registered and supplemental retirement plans of the Corporation. Each Executive Officer is fully vested in respect of their pension benefits accrued to-date.

    Service cost represents the actuarial value of the projected pension earned in the current year. The value has been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2003 year-end pension obligation disclosed in the financial statements in the 2003 Noranda Annual Report. Accrued liabilities represent the actuarial value of the projected pension for service to the valuation date. The values have been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2004 year-end pension obligation as disclosed in the 2004 Noranda Annual Report.

    Since the actuarial methods and assumptions used to determine the estimated amounts will not be identical to the methods used by other companies, the figures may not be directly comparable across companies.

	2004 Current Service Cost	2004 Year-end Liability

Derek Pannell	$42,000	$1,641,000

Peter Kukielski	$18,000	$65,000

    Mr. Douglas participates in the basic RAP–DC and does not make any voluntary contributions. Contributions in 2004 by the Corporation to his account were $13,750.

Retirement Plan for US Salaried Employees

Mr. Brooks participates in the defined benefit retirement plan for US salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of credited service categories assuming retirement at age 65. The US Dollar amounts shown are payable for life and guaranteed for five years. The US Pension Plan formula contains a partial offset for the US Social Security benefit. The amounts shown are after adjustment for the estimated offset.

PENSION PLAN TABLE (US SALARIED EMPLOYEES)

	Retirement Benefits by Years of Credited Service ($)
Annual Remuneration (US$)(1)
	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.

300,000	76,500	102,000	127,500	153,000	178,500
400,000	102,800	137,000	171,300	205,500	239,800

Note:

(1)      Remuneration for the purposes of such pension plan includes base salary, bonus and profit sharing. Remuneration is calculated on the basis of the average of the five calendar years immediately preceding and including the year of termination.

    For purposes of computing the total retirement benefit for Mr. Brooks, estimated years of credited service at normal retirement age (65) are 25 years.

	2004 Current Service Cost	2004 Year-end Liability

William Brooks	US$51,764	US$1,130,400

Other Pension

Mr. Porcile participates in the Chilean national pension scheme which requires Chilean national employees to make prescribed personal contributions into a strictly regulated personal retirement investment fund. In 2004, the Board approved a company-sponsored supplemental plan for Chilean national staff employees in which employees can contribute up to 10% of their base salary and the Corporation will match 100% up to a maximum of 3% of base salary. Mr. Porcile participates in this supplemental plan on the same basis as other Chilean based employees and contributes 3% in voluntary contributions, which are matched 3% by the Corporation.

Employment Performance and Retention Arrangements

In August 2004, in light of the Corporation's announced intention to review various means of maximizing shareholder value and the need to retain the services of certain key executives to ensure the continued efficient leadership of the organization during that period, the Corporation set aside US$10 million to be paid to management as performance bonuses ("Performance Bonuses") for key executives who remain with the Corporation and contribute throughout this process.

    Once the process is completed, and at the discretion of the Board, the Performance Bonuses will be payable to certain senior executives including the Named Executive Officers. A number of the other senior executives, including Messrs. Porcile and Brooks were paid a portion of the Performance Bonus in December 2004. This amount equaled 25% of base salary as noted on the Summary Compensation Table. For these executives the Performance Bonus will include this amount and in total result in an amount of between 30% and 90% of base salary being paid when the process is completed.

    The Corporation also entered into employee agreements ("Employee Agreements") with each of Messrs. Pannell, Douglas and Kukielski. The Employee Agreements provide for severance arrangements equivalent to a lump sum payment of two years' base salary and bonus in the event of constructive dismissal as a result of a change in control of the Corporation. As well, the Corporation will continue benefits, to the extent it may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of two years. Where this is not possible, the Corporation will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of $15,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment.

    Common Shares held under the SPP will be released to the employee upon repayment of any outstanding loans. Options held under the SOP will vest in accordance with the terms determined under the SOP.

Other Employment Agreements

The Corporation has agreed to pay Mr. Porcile the equivalent of his annual base salary, in effect at such time as his employment may be terminated, until he reaches the age of 65 unless he voluntarily resigns or his employment is terminated for just cause. In the event Mr. Porcile continues to work for the Corporation after he reaches the age of 65, the Corporation will pay Mr. Porcile a severance amount of one month of base salary for each year and partial year worked from his initial start date as provided for by Chilean legislation, in the event his employment is terminated other than for just cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 31, 2004, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of all current and former officers, directors and employees of the Corporation or its subsidiaries to the Corporation or its subsidiaries entered into in connection with a purchase of securities was approximately $9,586,679. The largest aggregate amount of debt outstanding during the year ended December 31, 2004 was $9,586,679. This indebtedness represents loans made by the Corporation pursuant to the SPP as well as other loans ("Loans"), as described below.

    In response to changing guidelines in the United States on executive loans, the Board discontinued the granting of any further loans under the SPP in June of 2002. Under the SPP, loans were made to key employees of the Corporation and its subsidiaries for the purchase of Common Shares at a 10% discount from a prescribed formula for determining market price. Such Common Shares were pledged as collateral security for the repayment of the loans. SPP loans bear interest equal to the cash dividends paid on Common Shares and are repayable within a period of ten years. Unless otherwise approved by the Board, a participant is only permitted to repay each loan to the extent of 20% per year on a cumulative basis.

    Each Loan is evidenced by a promissory note of the respective executive officer and the designated securities are pledged as collateral security for the payment of the note. The Loans bear interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

    The following table sets forth the names of the directors and officers of the Corporation to whom loans have been made, together with the largest amount outstanding during the fiscal year ended December 31, 2004, and the amount outstanding as at February 28, 2005.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiary(1),(3)	Largest Amount Outstanding during Financial Year Ended December 31, 2004 ($)	Amount Outstanding as at March 4, 2005 ($)

David Kerr Chairman	SPP Loan	3,134,430	nil (4)

Derek Pannell President and CEO	Loans SPP Loan	484,000 1,999,878	387,200 1,999,878

Aaron Regent(2) President and CEO, Falconbridge	Loans	2,968,353	2,500,000

Martin Schady Senior Vice-President, Corporate Development	SPP Loan	500,018	500,018

Notes:

(1)
The security for such indebtedness comprises Common Shares and securities of Partners and its publicly traded associated companies.

(2)
Mr. Regent was the Corporation's Executive Vice-President and CFO until May 31, 2002. Effective June 1, 2002, he was appointed President and Chief Executive Officer of Falconbridge.

(3)
Those noted as "Loans" are interest-bearing, secured loans advanced by the Corporation to the relevant executive at the time of his appointment as a senior officer of the Corporation for the purposes of acquiring securities of Partners.

(4)
As of March 21, 2005.

COMPENSATION OF DIRECTORS

Directors (other than directors who are employees of the Corporation) are compensated for their services as directors through an annual retainer fee payable quarterly. The annual retainer paid to each such director by the Corporation is $55,000. An additional annual retainer fee of $5,000 is paid to each of the Independent Board Leader and the Chair of the Audit Committee. For supplemental services provided in 2004, each member of the Independent Directors' Committee, a special purpose committee appointed to the Board (see "Committees of the Board"), received a fee of $25,000, with the Chair of such Committee receiving a further $5,000 fee. No additional fees are paid to directors in relation to their membership on any Board Committee and no attendance fees are paid.

    The retainer fees otherwise payable by the Corporation to Messrs. Cockwell, Flatt, Harding and Myhal during 2004 were paid to Brascan.

    The Corporation maintains a deferred share unit plan for non-employee directors ("DSUPD") to enhance the Corporation's ability to attract and retain high quality individuals to serve as members of the Board and to promote a greater alignment of interests between non-employee members of the Board and the shareholders of the Corporation. Under the DSUPD, as amended in 2003, the annual director retainer fee for non-employee directors (the "Eligible Directors") is paid entirely in deferred share units, subject to the right of a director, at his or her option elected on a yearly basis, to receive (a) up to 50% of such fees in cash; or (b) up to 100% of such fees in cash if the director holds deferred share units and Common Shares with an aggregate cost or value of at least $275,000 (five times the annual retainer). Fees payable in the form of deferred share units are credited to an account maintained for the Eligible Director on the books of the Corporation as of the third business day following release of the Corporation's quarterly or annual results (the "Valuation Date"). The number of deferred share units (including fractions thereof) to be credited as of the Valuation Date is determined by dividing the amount of the fees to be deferred by the closing price of the Common Shares as reported on the TSX as of the Valuation Date. Deferred share units are credited with dividend equivalents when dividends are paid on the Corporation's Common Shares. An Eligible Director will receive a payment in cash or Common

Shares on the fourth business day following the next release of the Corporation's quarterly results immediately following his or her termination of service on the Board.

    The Board has determined as a matter of policy, and it is provided in the SOP, that non-management directors are not granted stock options under the SOP.

    Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Board Committee meetings.

CHAIRMAN OF THE BOARD

Mr. Kerr, as Chairman of the Board of the Corporation, received compensation in respect of the year ended December 31, 2004 comprising a salary of $325,000, a VCP award of $150,000, an executive perquisite allowance, car benefit and executive medical benefit totaling $31,077, and a contribution of $7,125 towards the purchase of Common Shares under the ESSP. In addition, Mr. Kerr was granted 49,000 stock options at an exercise price of $21.66 on February 3, 2005 pursuant to the SOP.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Canadian Diversified Metals and Mining Total Return Index:

Notes:

(1)      Assumes dividends were re-invested on the ex-dividend date.

(2)      The TSE Mining and Metals Index, phased out by the TSX in 2003, was used as a comparison in the Corporation's previous management information circulars. Source: TSX Market Data Services

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board regularly assesses the Corporation's governance systems to fulfill its commitment to ongoing effective corporate governance.

    In 1995, the TSX issued guidelines for effective corporate governance (the "TSX Guidelines"), and subsequently amended the guidelines with a view to further improving listed company compliance and corporate governance. In late 2004, the Canadian Securities Administrators ("CSA") published proposed National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). At the same time, the TSX published for comment its proposal to replace its current corporate governance requirement under the TSX Guidelines with the requirement for issuers to instead disclose corporate governance practices in accordance with the CSA Guidelines.

    On a review of the corporate governance best practices identified in the proposed CSA Guidelines, the Board of Directors believes that its existing practices, outlined below, are comprehensive and generally consistent with all of the indicated best practices. The Corporation's specific disclosure relative to these guidelines is set out in Schedule "I" to this Circular. The Board is also of the view that these policies and practices are consistent with the rules of the New York Stock Exchange ("NYSE") respecting corporate governance listing standards.

BOARD OF DIRECTORS

Mandate

The mandate of the Board, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and all of its shareholders.

    In fulfilling its mandate, the Board, among other matters, is responsible for:

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  reviewing the Corporation's overall business strategies and its annual business plan
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  reviewing the principal risks of the Corporation's business in order that these risks be monitored and maintained within acceptable limits and that appropriate systems are in place for management to continuously assess these risks
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  reviewing major strategic initiatives to better align the Corporation's proposed actions with shareholders' objectives
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  appointing the Chief Executive Officer ("CEO") and reviewing succession planning
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  assessing management's performance against approved business plans and industry standards
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  reviewing and approving the reports issued to shareholders, including annual and interim financial statements and management's discussion and analysis
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  ensuring the effective operation of the Board
  •
  safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources, including setting an appropriate dividend policy

Meetings

The Board meets quarterly to review, among other things, the performance of the Corporation on a consolidated basis and by business unit. Results are compared to and measured against previously established plans and performance in prior years. At these meetings, the Board also receives activity reports of the CEO, and various other reports covering pertinent issues, enabling the directors to oversee the management of the business and affairs of the Corporation. The Corporation's strategies and their implementation are discussed frequently at Board meetings.

    The Board conducts one meeting annually devoted to reviewing and assessing the Corporation's Business Plan for the ensuing year and its overall strategic objectives, priorities, opportunities and risks. Management develops this Plan and at this meeting presents it for discussion, incorporates strategic input and obtains Board endorsement. This Plan establishes, among other things, a strategic backdrop for the consideration of capital allocation requests throughout the year, as well as benchmarks against which the Board measures the performance of management. At this meeting, management's views of key longer-term trends and global factors of significance are also considered.

    Other meetings of the Board are called to deal with special matters as circumstances require.

    In 2004, the Board met five times, including one strategy meeting, to review specific strategic initiatives. Five regular meetings and one strategy meeting are currently scheduled for 2005. Meeting frequency and agenda items may change depending upon the opportunities or risks faced by the Corporation. At each of these meetings, an in camera session was held without management present.

Composition and Size

Effective March 1, 2005, on the resignation of Frank J. McKenna as a director, the Board fixed the number of directors to serve on the Board at 13 directors (previously 14). Of the 13 directors comprising the Board, five have been nominated by the Corporation's principal shareholder, Brascan (Messrs. Cockwell, Eyton, Flatt, Harding and Myhal), and two have been drawn from past and current senior management (Messrs. Kerr and Pannell). The Board believes that the present composition leads to a constructive exchange of views in Board deliberations resulting in objective, well-balanced and informed discussion and decision making. If the Falconbridge Offer is completed then, as noted above, pursuant to the Support Agreement the Corporation has agreed to take such action to ensure that the Board will be comprised of 17 directors and take appropriate action in order that the persons so named in the Support Agreement are appointed or elected to the Board.

    The Board has established criteria for the selection of directors, and the performance of the Board as a whole, in an effort to foster a diversity of viewpoints within the breadth of business and other relevant experience of the Board members.

    The Board considers that a majority of the Board is independent as contemplated by the CSA Guidelines and under the NYSE standards. The following 11 of its 13 directors are independent: Alex G. Balogh, André Bérard, Jack L. Cockwell, V. Maureen Kempston Darkes, J. Trevor Eyton, J. Bruce Flatt, A.L. (Al) Flood, Norman R. Gish, Robert J. Harding, James W. McCutcheon and George E. Myhal. An "independent" director is a director who is independent of management and is free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director's judgment. The Board, in making the determination that the 11 independent directors meet the Corporation's standards for independent directors, also applies additional criteria set out in the Independent Director Qualification Standards which form part of the Corporate Governance Guidelines adopted by the Board and posted on the Corporation's website. These criteria are considered together with the examining for each director of a range of types of relationships, as applicable, such as legal, accounting, consulting, commercial, banking, charitable and familial relationships from both the perspective of the individual director and that of any organization with which he or she is associated. The two non-independent directors of the Corporation are Messrs. Kerr and Pannell.

    Prior to June 1, 2002, Mr. Kerr had served as Chairman and Chief Executive Officer of the Corporation. Effective June 1, 2002, Mr. Pannell assumed the roles of President and Chief Executive Officer and Mr. Kerr assumed the role of Chairman.

Independent Board Leader

From September 1, 2001 to March 1, 2005, Mr. McKenna, the Chairman of the Governance Committee, served as "Independent Board Leader" in which role he had been responsible for the following functions:

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  to chair an in camera session during each Board meeting without management present in order to give independent directors an opportunity to fully and frankly discuss issues and provide feedback, serving as a liaison amongst the directors and then between the Board and senior management

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  to be available to receive from each director on an individual basis, from time to time, suggestions on how to enhance the Corporation's corporate governance practices, overall Board effectiveness and the contributions being made by individual directors
  •
  should a perceived need arise, to be accessible to all directors to discuss issues of Board independence; and to call a Governance Committee meeting or a meeting of independent directors should that be requested or warranted in the circumstances.

    Effective March 1, 2005, Mr. Flood was appointed Independent Board Leader.

Ethical Business Conduct

The Corporation has a Code of Ethics (the "Code"). All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

    The Board is ultimately responsible for the application of the Code to the affairs of the Corporation. Any person who becomes aware of any existing or potential violation of the Code is required to promptly notify his or her supervisor or the person designated for this purpose in the applicable business unit. As an alternative, the Ethics Hotline is available to all employees who wish to confidentially report activities which they feel are not consistent with the spirit and intent of the Code. Failure to report a breach of the Code is itself a violation of the Code.

Prior Approvals/Risk Management

In addition to those matters which must by law be approved by a company's board of directors, the Board has established capital investment approval processes, procedures and guidelines with respect to significant capital appropriation requests. The Board annually reviews the planned capital investments of the Corporation. In addition, all capital appropriation requests by the Corporation or its wholly-owned operations that exceed $10 million require specific prior Board approval. Other significant matters such as any material acquisition or disposition of assets also require prior Board approval.

    The Board has charged management with identifying Noranda's principal business risks and to periodically review with the Audit Committee and the full Board its efforts to address and effectively manage them. To specifically address and oversee risk assessment, as well as disclosure controls and procedures generally, management has formed a Disclosure Committee whose core members comprise the Senior Vice-President, General Counsel (Chair); the Vice-President, Investor Relations, Communications & Public Affairs; the Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities; and the Corporate Secretary. In addition to its frequent sessions to discuss disclosure matters and monitor compliance with the Corporation's Disclosure Policy, the Disclosure Committee meets at least quarterly to review and analyze the output of the Enterprise Risk Management Process of the Corporation, assessing it on a continuous basis for improvement opportunities. Pursuant to a risk management framework, presentations of risk issues are made by a member or members of the Disclosure Committee to the Audit Committee and to the Board as a whole, as required. In addition, specific risks relating to financial matters are regularly monitored by the Audit Committee and risks relating to environment, occupational health and safety matters are regularly monitored by the Environment, Health & Safety Committee. In connection with risk management, the Board has adopted treasury risk management policies covering specified significant market activities of the Corporation's Corporate Treasury and a commodity trading policy covering metal trading activities. Authorization levels and other parameters have been established, requiring prior Board approval for those transactions exceeding specified materiality thresholds considered by the Board to be appropriate. Other risk management tools include the Code, Environment, Safety & Health Policy, Corporate Disclosure Policy, and the delivery of an annual Insurance Report to the Audit Committee.

Board Activities

A work plan and schedule of business unit presentations for the upcoming year are prepared for the Board and each Committee. These are continuously updated to include additional items requested by any Board or Committee member. Other special agenda items are added on an as-needed basis to reflect the state of the Corporation's affairs and in light of opportunities or risks which it faces.

Board and Committee Effectiveness

An agenda and comprehensive material are distributed in advance of Board and Committee meetings to facilitate appropriate preparation and full participation in discussions and decisions. In addition, directors receive monthly written reports that highlight key financial metrics and information, and periodic oral or written updates from the CEO on matters of strategic significance.

    The effectiveness of the Board as a whole is assessed annually, as are Noranda's corporate governance practices. Such assessments include consideration of the operation of the Board and its Committees; the adequacy of information provided to the directors; board structure; the directors' satisfaction with the process for setting the Corporation's strategy and for reviewing and assessing the performance of the Corporation against the Business Plan and the performance of the CEO; and the directors' views on the effectiveness of the Corporation's Board and Committee performance relative to other organizations. This assessment process provides an effective vehicle for the Board to consider its own performance and the contributions made by individual directors, to assess its ability to function independently of management, and to assemble and clearly communicate its expectations of management. In addition, directors are invited to propose modifications to improve the Board and Committee functions, and to enhance the Corporation's governance processes, at any time.

    Appropriate steps are taken to enable new Board members to acquire a working understanding of the Corporation's businesses, its strategic and business objectives, and the challenges and risks being faced, in order that they be able to contribute quickly and effectively. Preparatory reading is provided and orientation meetings are arranged with senior executives. Management and operational personnel are readily accessible to all directors on an ongoing basis to provide information about their responsibilities and functional areas, and to answer questions. In addition, a Handbook containing information of relevance to directors is distributed annually.

    Directors, when elected, serve until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

COMMITTEES OF THE BOARD

Committees of the Board are an integral part of the Corporation's governance structure. There are four permanent standing Committees, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. Following every Committee meeting, Committee chairs report to the Board on the activities of their respective Committees, facilitating effective Board discussion and decision-making by providing recommendations on matters within their respective mandates. Each Committee meeting includes an in camera session with no members of management present. The Committee mandates are contained in written Terms of Reference periodically reviewed and approved by the Board, and summarized below. Committee participation provides directors with a meaningful opportunity to contribute effectively to Board and Committee deliberations and activities.

    All Committees are composed entirely of independent directors.

    In addition to the four permanent standing Committees, there may be occasions from time to time when the Board considers it appropriate to form a special Committee to consider a particular matter (see below).

    Mr. Pannell, as CEO, is frequently invited to participate in Committee meetings in order to share relevant information and provide insight into strategic options and choices available to enhance Committee deliberations. Whenever a Committee considers it appropriate, particularly in connection with matters that affect him personally such as discussions relating to his performance and compensation, Mr. Pannell is directed to absent himself from the meeting.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's corporate accounting and financial reporting practices. Responsibilities include:

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  reviewing the quarterly and annual consolidated financial statements and management's discussion and analysis prior to their approval by the Board and release to the public
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  reviewing accounting practices and policies and results of external audits and related matters
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  assessing internal controls over the Corporation's accounting and financial reporting systems
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  reviewing the terms of engagement and audit plans of the auditors and pre-approving non-audit services provided by the auditors
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  examining the fees and expenses for audit services and recommending external auditors for appointment by shareholders
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  reviewing periodic reports from the Treasurer which monitor currency and commodity exposures and activities under the Corporation's stated hedging policies
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  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

    Currently, the members are André Bérard (Chair), James W. McCutcheon and Norman R. Gish. In addition to being independent directors as described above, all of the members are independent in relation to the principal shareholder of the Corporation, Brascan. Each of the members of the Audit Committee is financially literate. The Board has made the determination that at least one member of this Committee, Mr. Bérard, qualifies as an "audit committee financial expert" for the purposes of audit committee rules adopted by the U.S. Securities and Exchange Commission, and he has been designated as the person fulfilling this qualification on the Committee.

Report of the Audit Committee

During 2004 this Committee met six times. For a portion of each meeting, the Audit Committee met privately with the Corporation's external auditors to discuss and review specific issues as appropriate. The activities of the Audit Committee over the past year included the following:

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  reviewing the quarterly interim financial statements of the Corporation and accompanying press releases for public announcement and filing with Canadian and U.S. regulatory authorities
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  reviewing, and discussing with the external auditors, the status of various reclamation provisions made for potential liabilities and exposures
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  reviewing and providing comments on the Corporation's 2003 annual information form prior to filing with Canadian and U.S. (Form 40-F) regulatory authorities
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  reviewing measures taken by management for timely compliance with new continuous disclosure legislation that came into effect in 2004
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  reviewing on a quarterly basis with the Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities, the Corporation's ongoing assessment and management of principal business risks as well as the current status of disclosure controls and procedures
  •
  reviewing applicable Canadian and U.S. corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification, and risk management systems within the corporate structure
  •
  reviewing Audit Committee governance practices and amending its Terms of Reference to incorporate new regulatory requirements and independence standards
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  reviewing the engagement letter with the external auditors and annual audit fees prior to approval by the Board, as well as pre-approving non-audit services and their cost prior to commencement both directly and through pre-approval authority delegated by the Audit Committee to its past Chair, Mr. Flood.

    The Audit Committee has reviewed and discussed with management and the external auditors the Consolidated Financial Statements of the Corporation as at December 31, 2004 and Management's Discussion and Analysis in the 2004 Annual Report. Based on that review and on the report of the external auditors of the Corporation, the Audit Committee recommended to the Board that such Financial Statements and Management's Discussion and Analysis be approved and filed with Canadian and U.S. regulatory authorities.

    The Audit Committee has recommended to the Board that the shareholders of the Corporation be requested to reappoint Ernst & Young LLP, Chartered Accountants, as the external auditors for 2005.

    A copy of the charter of the Audit Committee will be attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2004, which is available electronically at www.sedar.com. The Annual Information Form will also contain disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Governance Committee

The Governance Committee oversees the operations of the Board in discharging its mandate and responsibilities. Responsibilities include:

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  reporting annually to the Board on the effectiveness of the performance of the Board as a whole, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors
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  reviewing the program of the Board for the upcoming year, and the methods and processes to be pursued in carrying out this program
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  approving the engagement of any outside expert by a director at the expense of the Corporation when that is appropriate and necessary for the purpose of allowing that director to discharge his or her mandate and responsibility
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  developing and revising from time to time for recommendation to the Board a set of Corporate Governance Guidelines applicable to the Corporation, and specifically reviewing and endorsing this Statement of Corporate Governance Practices
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  considering the appropriate size and composition of the Board
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  overseeing the evaluation of the Board
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  establishing director selection criteria and identifying qualified individuals as potential Board members
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  recommending individuals to be proposed for election or appointment as directors
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  making recommendations relative to the composition of the various Committees.

    This Committee met two times in 2004. Currently, the members are A.L. (Al) Flood (Chair) (Frank J. McKenna, past Chair), who also serves as Independent Board Leader, V. Maureen Kempston Darkes, Norman R. Gish, Robert J. Harding and James W. McCutcheon.

Environment, Health & Safety Committee

In furtherance of the Corporation's commitment to the management of environmental and occupational health and safety matters, the Environment, Health & Safety Committee's responsibilities include:

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  reviewing the periodic reports to management on the operation of the Corporation's environmental and occupational health and safety management systems, and reporting any significant matters arising from these reports to the Board at its regular meetings
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  reviewing the prompt reports to management on significant environmental and occupational health and safety incidents, and reporting to the Board on such incidents at its regular meetings
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  responding to the Board with regard to specific issues raised by directors, officers, employees and the public concerning the Corporation's environmental and occupational health and safety matters

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  considering and reporting to the Board at its regular meetings on any reports from management on environmental and occupational health and safety matters that may affect the Corporation's medium and long-term business strategies.

    This Committee met three times in 2004. Currently, the members are Alex G. Balogh (Chair), J. Trevor Eyton, James W. McCutcheon and Robert J. Harding.

Human Resources Committee

The Human Resources Committee's responsibilities include:

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  reviewing overall compensation plans, strategy, objectives and policies
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  annually reviewing and assessing the CEO's performance against pre-agreed objectives, and reviewing performance assessments made of other senior executive officers
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  recommending compensation of the CEO and senior management
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  reviewing executive appointments
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  ensuring that appropriate senior management succession plans are in place
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  periodically considering and making recommendations in connection with the adequacy and form of directors' compensation
  •
  periodically reviewing the Corporation's Stock Option Plan and other compensation based programs.

    This Committee's mandate also includes the responsibility of assisting the Board fulfill its fiduciary responsibilities relating to the Corporation's pension plans. Such responsibilities include:

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  reviewing the actuarial reports, assumptions and funding policy recommendations adopted by the Corporation's internal pension administration committee ("PAC")
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  confirming all appointments to the PAC and considering the PAC's appointment of persons or firms to be engaged as the trustee, custodian, actuary, principal investment advisor and auditor
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  reviewing the investment strategy, objectives and policies and the funding strategy relating to the pension plans
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  considering the audited financial statements of the pension fund for each pension plan, as approved by the PAC
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  reviewing periodic reports of the PAC concerning material aspects of the functioning and performance of, and compliance with regulations and approved strategies relating to, the pension plans
  •
  reviewing significant amendments to the pension plans.

    This Committee met four times in 2004. Currently, the members are Jack L. Cockwell (Chair), André Bérard, J. Bruce Flatt, A.L. (Al) Flood and Robert J. Harding.

Special Committee and Independent Committee

On February 12, 2004 Brascan, the owner of approximately 41% of the Common Shares, indicated to the Board that, although the Corporation had been a long standing investment, it no longer fit within the parameters of Brascan's stated business model. As Brascan and the Corporation had previously received a number of expressions of interest for the acquisition of Brascan's ownership interest in the Corporation, assets of the Corporation or the Corporation as a whole, and with the perceived continuing strength in base metals prices and a world-wide trend of consolidation in the base metals sector, the Board convened a meeting to consider the Corporation's strategic options.

    On February 16, 2004, the Board established a special committee (the "Special Committee"), comprised of all directors except management directors, David W. Kerr and Derek G. Pannell. The mandate of the Special Committee was to consider the Corporation's strategic alternatives. CIBC World Markets was retained to provide financial advice to the Corporation and the Special Committee.

    The Corporation also established an independent committee (the "Noranda Independent Committee"), comprised of A.L. Flood, Frank McKenna (until March 1, 2005), Maureen Kempston Darkes, James McCutcheon, Norman Gish and André Berard, all of whom are independent of management of Brascan and the Corporation. The mandate of the Noranda Independent Committee was to review matters where the interests of Brascan and the Corporation were divergent.

    The Board determined to engage in discussions with several parties that had expressed interest in acquiring the Common Shares or assets of the Corporation as well as others who were considered by the Board to be potential strategic investors. The Corporation and Brascan agreed that the Corporation would establish a process for reviewing and considering a potential transaction. Brascan agreed that during that process, Brascan would not, without the Corporation's consent, sell its interest in the Corporation except in a transaction in which all shareholders of the Corporation could participate or in a public secondary distribution of the interest. The Corporation agreed to establish a data room and to make available information to selected prospective acquirors who signed confidentiality agreements.

    On June 16, 2004, the Corporation announced that it had commenced a review of various means of maximizing shareholder value and that the Special Committee had been established to oversee a review of the expressions of interest that had been received. Over the course of June, July and August 2004, the Corporation and its advisors negotiated with a number of parties respecting their interest in acquiring the Corporation.

    On September 24, 2004, the Corporation announced that it had entered into exclusive negotiations with China Minmetals Corporation ("Minmetals") concerning a preliminary non-binding proposal from Minmetals to acquire 100% of the Corporation. The preliminary proposal, which reflected a small premium to the trading level of the Common Shares at that time, was conditional on government approvals, successful completion of due diligence and negotiation of definitive agreements and financing arrangements. During the period from September 24 to November 16, 2004, negotiations and discussions took place between the Corporation, Brascan and Minmetals with the intention of proceeding to a definitive transaction. The period of exclusivity granted to Minmetals expired on November 6, 2004. On November 16, 2004, the Corporation announced that the period for exclusive discussions with Minmetals had expired and that discussions were continuing on a non-exclusive basis. In determining not to extend the period of exclusivity with Minmetals, the Special Committee took into account the time that had elapsed since exclusivity was granted, the positive environment for metal prices and the continued strong operational performance of the Corporation.

    Subsequent to November 16, 2004, in addition to having discussions with other parties interested in acquiring the Corporation the Special Committee reviewed a number of alternative courses of action respecting a reorganization of the Corporation. During December 2004 and January 2005, management of the Corporation, the Corporation's advisors and Brascan exchanged ideas respecting a possible transaction which would reduce Brascan's interest in the Corporation and result in the merger of the Corporation and Falconbridge. Because of the potential separate interests of Brascan and management of the Corporation in respect of the possible transactions, the Noranda Independent Committee was asked to give separate consideration to the possible transactions. The Independent Committee retained independent legal counsel and received advice from the Corporation's financial advisors, CIBC World Markets. In January, February and early March 2005, the Noranda Independent Committee considered, with management of the Corporation and its financial and legal advisors, the terms of the Preference Share Exchange Offer, the Falconbridge Offer and in particular, the attributes of the Junior Preference Shares. Discussions were undertaken with Brascan as to the terms of the Junior Preference Shares and the basis upon which Brascan would agree to tender to the Preference Share Exchange Offer. As well, during this period, the Noranda Independent Committee considered, with Noranda management and its financial and legal advisors, the terms of the Falconbridge Offer and the basis upon which Falconbridge would agree to support the Falconbridge Offer.

    On January 20, 2005, management of the Corporation was instructed by the Board to approach the Falconbridge board of directors with a view to securing its support for an offer by the Corporation to purchase the common shares of Falconbridge (the "Falconbridge Shares") not owned by the Corporation. The Falconbridge board of directors met on February 1, 2005 and mandated its independent committee (the "Falconbridge Independent Committee") comprised of Falconbridge directors independent of the Corporation, Brascan and Falconbridge management to consider the basis upon which it might support an offer by the Corporation for the Falconbridge Shares not owned by the Corporation. The Falconbridge Independent Committee retained independent legal and financial advisors.

    The Falconbridge Independent Committee met on a number of occasions and reviewed the terms of the proposed offer by the Corporation, negotiated certain aspects of the proposal, received a formal opinion as to the fair market value of Falconbridge Shares and the Common Shares issuable by the Corporation under the Falconbridge Offer from TD Securities Inc. ("TDSI"), financial advisors to the Falconbridge Independent Committee, and received TDSI's opinion as to the fairness from a financial point of view of the consideration to be received by minority Falconbridge shareholders under the Falconbridge Offer. Based upon the foregoing, among other considerations, the Falconbridge Independent Committee unanimously determined to recommend that the board of directors of Falconbridge recommend that holders of Falconbridge Shares tender to the Falconbridge Offer. On March 8, 2005, the Falconbridge board of directors (with representatives of Brascan, the Corporation and management of Falconbridge abstaining) resolved to do so.

    On March 7, 2005, the Noranda Independent Committee resolved unanimously to recommend to the Board the Falconbridge Offer and the Preference Share Exchange Offer and the Board of Directors (with representatives of Brascan and Noranda management abstaining) resolved to proceed with the Falconbridge Offer and the Preference Share Exchange Offer, subject to Brascan agreeing to the Lock-Up Agreement and Falconbridge agreeing to the Support Agreement. On March 8, 2005, Brascan, the Corporation and Falconbridge management entered into the Lock-Up Agreement and the Corporation and Falconbridge entered into the Support Agreement.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board and its committees at their regular and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

SUMMARY OF COMMITTEE MEMBERSHIP AND RECORD OF ATTENDANCE FOR 2004

During the year ended December 31, 2004, the Board of Directors and its committees held the following numbers of meetings:

Board of Directors	5
Audit Committee ("AC")	6
Governance Committee ("GC")	2
Environment, Health and Safety Committee ("EHSC")	3
Human Resources Committee ("HRC")	3

Total number of meetings held	19

		Board Meetings Attended	Committee Meetings Attended
Director	Committee Memberships

Alex G. Balogh	EHSC (Chair)	5 of 5	3 of 3

André Bérard	AC, HRC	5 of 5	9 of 9

Jack L. Cockwell	HRC (Chair)	5 of 5	3 of 3

The Hon. J. Trevor Eyton	EHSC	5 of 5	3 of 3

J. Bruce Flatt	HRC	5 of 5	1 of 3

A.L. (Al) Flood	AC (Chair), HRC	5 of 5	9 of 9

Norman R. Gish	AC, GC	4 of 5	8 of 8

Robert J. Harding	EHSC, GC, HRC	4 of 5	6 of 8

V. Maureen Kempston Darkes	GC	4 of 5	2 of 2

David W. Kerr	N/A	5 of 5	N/A

James W. McCutcheon	EHSC, GC	5 of 5	4 of 5

The Hon. Frank J. McKenna	GC (Chair), AC	5 of 5	8 of 8

George E. Myhal	N/A	4 of 5	N/A

Derek G. Pannell	N/A	5 of 5	N/A

    Although not appointed to any Board committee, Messrs. Pannell and Kerr generally attend all or part of each committee meeting as resource persons.

COMMUNICATION AND DISCLOSURE POLICIES

The Board approves the Corporation's annual consolidated financial statements; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of Noranda's other significant disclosure documents. In addition to being available to all shareholders and the general public upon request, these and other prescribed documents are available on the Canadian regulatory-mandated electronic database known as "SEDAR" (the System for Electronic Document Analysis and Retrieval) at www.sedar.com. The Corporation has also established and maintains a corporate web site at www.noranda.com featuring, among other things, an investor relations section including past annual reports, press releases, and other supplemental information/presentations referred to below; as well as operational and environmental sections. The Corporation posts on its website the complete texts of its Code of Business Conduct and Ethics and Corporate Governance Guidelines and of the Terms of Reference for each of the Committees of the Board.

    Senior officers of Noranda will make presentations and respond to shareholder enquiries at the Meeting to explain the Corporation's business results for the prior year and its business objectives and strategies for the future. They also meet periodically with institutional investors and mining industry analysts to facilitate their understanding of matters that have been publicly disclosed. Presentations at investor conferences are promptly made available on the Internet.

    Following the dissemination of its financial results by way of news release, Noranda broadcasts its quarterly conference call over the Internet. This broadcast is accessible on a live and recorded basis via telephone and the Internet. Replay of the recorded calls is available for a week after the call while the webcast remains available for a one-year period. This initiative allows all investors, analysts, the news media and other interested individuals to simultaneously listen to senior management presentations on such matters and ask questions via the telephone or via the Internet. Electronic slide presentations are also posted on the Corporation's website after the issuance of a news release on quarterly or annual results, usually several hours prior to the conference call.

    At other times, appropriate senior officers of the Corporation are available to provide information to and respond promptly to queries from shareholders, the news media and the general public. Site visits for investors and financial analysts are organized periodically to facilitate an understanding of operations by the financial community. No disclosure of competitive, non-public material information is permitted during these visits. One-on-one meetings also take place occasionally with designated senior management, with discussion being limited to publicly disclosed financial information and issues.

    Telephone numbers are provided on the last page of the Corporation's 2004 Annual Report. Noranda has also established a toll-free line by which shareholders can directly contact the transfer agent and registrar for certain information.

    The Corporation also has a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.

OTHER INFORMATION

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and two excess policies totaling $25 million (each held by Brascan). Each of the policies extends coverage to the Corporation, certain of its subsidiary and associated companies and certain other companies designated by Brascan, which share the combined annual policy limit of $50 million, subject to a corporate deductible of $1 million per loss for the Corporation (in each case, an "Insured Organization").

    Generally, under this insurance coverage, an Insured Organization is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Insured Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

    All policies were effective November 1, 2004 at a combined aggregate premium to the Corporation of $159,036, of which $110,653 was payable entirely by the Corporation and the balance was payable entirely by subsidiary and associated companies of the Corporation. Of the $110,653 payable directly by the Corporation, an estimated $39,718 was payable in respect of its directors as a group and $70,935 was payable in respect of its officers as a group. Each policy is for a period of one year with terms and premiums established on each renewal.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of the Corporation, entered into a power supply agreement with Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Brascan, on

June 1, 2003. Under the arrangement, BEMI is obliged to provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices.

    Brascan Financial Corporation, a subsidiary of Brascan, has provided the Corporation with a committed credit facility in the principal amount of Cdn.$25 million which expires on January 31, 2006.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide to any person without charge, upon request to the Corporate Secretary of the Corporation at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, one copy of:

  (i)
  the latest Annual Information Form of the Corporation filed with the securities commissions or similar regulatory authorities in Canada, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative Consolidated Financial Statements for its most recently completed financial year and the Auditors' Report thereon;
  (ii)
  this Circular; and
  (iii)
  any unaudited interim reports to shareholders issued subsequent to such Consolidated Financial Statements.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

    DATED March 17, 2005.

STEPHEN K. YOUNG,
Corporate Secretary

SCHEDULE "A"

AMENDMENT TO ARTICLES TO CREATE THE JUNIOR PREFERENCE SHARES

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The articles of the Corporation be amended to create a new class of preference shares in the capital of the Corporation issuable in series, to be designated the "Junior Preference Shares" in substantially the form attached as Schedule "B" to the management proxy circular of the Corporation dated March 17, 2005 (the "Circular").

2.
Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time prior to the completion of the transactions contemplated as part of the Preference Share Exchange Offer (as defined in the Circular).

3.
Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

SCHEDULE "B"

CLASS TERMS FOR THE JUNIOR PREFERENCE SHARES

The rights, privileges, restrictions and conditions attached to the Junior Preference Shares are as follows:

  (a)
  Series:    The Junior Preference Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

  (b)
  Preference:    The Junior Preference Shares are entitled to priority over the common shares and all other shares ranking junior to the Junior Preference Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (c)
  Idem:    The Junior Preference Shares will rank junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (d)
  No Priority:    The Junior Preference Shares of each series will rank on a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

  (e)
  Restrictions:    As long as any of the Preferred Shares are outstanding, the Corporation will not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares:

  (i)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation) on the Junior Preference Shares;

  (ii)
  redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares,

    if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

  (f)
  Participation upon Liquidation, Dissolution or Winding Up:    In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

SCHEDULE "C"

AMENDMENT TO ARTICLES TO CHANGE ITS NAME TO NORANDAFALCONBRIDGE INC.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The articles of the Corporation be amended to change the name of the Corporation to "NorandaFalconbridge Inc."

2.
Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time in the event the Corporation does not complete the offer made to purchase the outstanding common shares of Falconbridge not owned by the Corporation announced on March 9, 2005, as may be amended, or otherwise take up and pay for such shares under such offer or otherwise not complete the transactions contemplated thereby.

3.
Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

SCHEDULE "D"

AMENDMENT TO STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.
The stock option plan of the Corporation (the "SOP") be and is hereby amended such that the aggregate number of Common Shares of the Corporation issuable pursuant to the SOP shall be increased from 13 million to 18 million.

2.
Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such action.

SCHEDULE "E"

STOCK OPTION PLAN

OF

NORANDA INC.

Amended and Restated
February 3, 2005

STOCK OPTION PLAN ESTABLISHED BY THE BOARD OF DIRECTORS OF
NORANDA INC. DECEMBER 15, 1964, WITH AMENDMENTS TO FEBRUARY 3, 2005

1.
(a)    The Board may from time to time in its discretion grant to management directors, officers and other employees of the Company or of any subsidiary company, the option to acquire from the Company shares of the capital stock of the Company during such period as the Board may in each case fix upon and subject to such terms, conditions, limitations, prohibitions and restrictions as are herein contained and as the Board may from time to time impose in the option and by regulations made hereunder. Non-management directors shall not be eligible for option grants under the Plan.
(b)
An option may be exercised by a participant by the purchase of shares in respect of which the option is exercised at the exercise price specified for such option.
2.
If, as and when any shares have been duly issued under the terms of an option granted under the Plan and in accordance with the terms of such option and this Resolution and any applicable regulations made hereunder, such shares shall be conclusively deemed allotted as fully paid and non-assessable shares of the Company.
3.
No option shall be granted under the Plan unless recommended by the Human Resources Committee appointed by the Board for administration of the Plan.
4.
(a)    The Board may from time to time make, amend and repeal such regulations hereunder as it may deem expedient for the purpose of carrying out the Plan and this Resolution together with the regulations from time to time in force hereunder shall constitute the Plan.
(b)
All decisions and interpretations of the Board respecting the Plan or options granted thereunder shall be binding and conclusive on the Company and on all holders of options granted thereunder and their respective executors and administrators and on all persons eligible under the provisions of the Plan to participate therein.
5.
Notwithstanding section 4(a) of the Plan, any amendment to the Plan or to any option within or outside of the Plan, including any change relating to financial assistance provided by the Company, directly or indirectly, in connection with the Plan or option but not including an accelerated expiry of an option due to the participant ceasing to be an employee or director, must be pre-cleared with the stock exchanges on which the options are listed.
6.
The Board may at any time terminate the Plan without prejudice to the rights of holders of options previously granted thereunder.

Regulations under Plan

1.
In these regulations:

  (i)           "Board" means the board of directors of the Company;

  (ii)          "Company" means Noranda Inc.;

  (iii)         "early retirement" means retirement prior to the normal retirement date as fixed from time to time by the Company's pension plan known as the "Retirement Annuity Plan — Noranda Group";

  (iv)         "employee" means a person employed by the Company and/or a subsidiary company;

  (v)          "exercise price" means, in respect of any option at any date, the closing price of the shares on the Toronto Stock Exchange (the "TSX") or, if the shares are not then listed and posted for trading on the TSX, on such stock exchange on which such shares are then listed and posted for trading as may be selected for such purpose by the Board or the Human Resources Committee, as the case may be, on the trading day immediately preceding the date of grant of such option. In the event that the shares are not listed and posted for trading on the TSX or on any other stock exchange, the exercise price shall be determined by the Board or the Human Resources Committee in its sole discretion;

  (vi)         "Human Resources Committee" means the committee appointed by the Board to make, among other things, recommendations with respect to the Plan;

  (vii)        "option" means an option to acquire shares under the Plan;

  (viii)       "participant" means a person who has been granted an option;

  (ix)         "Plan" means the Stock Option Plan established by the Resolution of the Board on December 15, 1964, as amended, and as therein set forth comprises the said Resolution and the Regulations from time to time in force thereunder;

  (x)          "shares" means the common shares of the Company;

  (xi)         "subsidiary company" means any company designated as such by the Board for the purpose of the Plan and may, without limitation, include a company which is under the management or control of the Company or of any subsidiary company, and, in the case of the granting of an option under the Plan to a person other than an officer or employee of the Company, the granting of such option shall for all purposes of the Plan be deemed a designation by the Board of the company in respect of which the person to whom such option is granted is an officer or employee as a subsidiary company;

  (xii)        "year" with respect to any option granted under the Plan means the period of 12 months commencing on the date of granting of such option or on any anniversary thereof; and

  (xiii)       words importing the singular number only shall include the plural and vice versa, and words importing the masculine shall include the feminine.

2.
An option shall be for a term of not more than ten years; however, should the Company or a subsidiary company sell or otherwise dispose of all its shares or all or substantially all of its assets in a subsidiary company or in a division other than to another subsidiary, any option granted to a participant of the subsidiary company or the division disposed of will expire one year from the date of the completion of such sale or on the original date of expiration of the option, whichever occurs first, unless the Board in its discretion decides otherwise provided, however, that in no event shall the date of expiration of an option be extended to a date more than ten years beyond the original date of grant of such option.
3.
The aggregate number of shares issuable pursuant to the Plan, subject to adjustment pursuant to Paragraph 9 hereof, shall not exceed 18,000,000 shares. Shares in respect of which options are not exercised prior to expiry shall be available for subsequent grants of options under the Plan. Not less than 25 shares may be purchased at one time except where the remainder totals less than 25.
4.
An option granted hereunder will expire on the earlier of the following dates:
(a)
the expiry date determined by the Board at the date of the grant, such expiry date not to be later than 10 years from the date of the grant;
(b)
90 days from the date of early retirement, termination of employment (other than for cause), or as a result of the transfer of such participant's employment originally with any of the Company, a subsidiary company, a joint venture entity in which the Company holds an interest, or any predecessor of the Company, to another entity within the foregoing group of entities with the consent or on the direction of the Company, death or permanent disability of the participant; or
(c)
3 days from the date of termination of employment of the participant for cause;

    provided, however, that in respect of any option which would expire pursuant to subparagraphs (b) or (c) above, the Human Resources Committee may extend the expiry date in its discretion to a date not beyond the expiry date determined in accordance with subparagraph (a) above.

5.
(a)    A participant may elect to exercise an option, in accordance with Paragraph 5(c), in respect of a specified number of options and purchase the number of shares issuable upon such exercise.
(b)
Shares duly acquired under the terms of an option shall be conclusively deemed allotted as fully paid and non-assessable shares to the person to whom the option was granted and a share certificate therefor shall be issued to such person.
(c)
An option may be exercised by a participant or a participant's legal personal representative giving notice in writing addressed to the Company at its principal office in the City of Toronto, Ontario and delivered to the Secretary of the Company. The options shall be deemed to be exercised upon actual receipt by the Secretary (or in his or her absence such officer or employee of the Company as may be designated by the Secretary for such purpose) of such notice. Such notice shall be accompanied by payment in full of the exercise price for all options specified in such notice. Upon exercise, an option shall be cancelled and the Company shall forthwith cause the transfer agent and registrar of the Company to deliver to the participant or his or her legal personal representative (unless directed otherwise by the participant) a certificate representing the aggregate number of fully paid and non-assessable shares required to be issued in accordance with the terms of the Plan. The participant shall not have any of the rights of a shareholder in respect of shares subject to the options until such shares have been issued. Notwithstanding the foregoing, the options shall not be exercisable unless the Company shall be satisfied that the issuance of shares on exercise will be in compliance with its constating documents and all applicable laws.

6.
The terms and conditions of each option shall be embodied in a written stock option agreement in a form approved by the Human Resources Committee and containing such provisions as may be approved by the Board consistent with the Plan.
7.
More than one option may be granted to the same participant and each of such options shall be dealt with as a separate option. An option may be granted subject to vesting requirements. The vesting requirements shall be determined at the time the option is granted and shall be embodied in the applicable stock option agreement. The total number of options to be granted to any one participant under the Plan, together with any options or shares under other employee stock option or purchase plans of the Company to such participant, shall not exceed 1% of the issued and outstanding shares immediately after the grant of the option.
8.
An option shall not be assignable.
9.
Appropriate adjustments to the number of shares subject to the Plan, options granted or to be granted, shares issuable upon exercise of an option, and the exercise price, will be made by the Board to give effect to adjustments in the number of shares resulting from any subdivision, consolidation or reclassification of the shares, the payment of stock dividends by the Company (other than dividends in the ordinary course), or other relevant changes to the capital stock of the Company. The purpose of such adjustments will be to ensure that any participant exercising an option after such change in the capital stock of the Company will be in the same position as such participant would have been in if he had exercised the option prior to such change, except with respect to the receipt of income on the shares. In addition, in the event of a proposed merger, amalgamation or arrangement of the Company with one or more other corporations, the making of a take-over bid (as defined in the Ontario Securities Act) for any of the outstanding shares, the sale or distribution of all or substantially all of the Company's assets or a proposed corporate arrangement or reorganization, the Board may, in its absolute discretion, determine the manner in which all unexercised options granted under the Plan will be treated, including changing the date upon which any option vests or expires.
10.
In the event of the reorganization of the Company or the amalgamation, merger or consolidation of the Company with another corporation, the Board may make such provision for the protection of the rights of holders of options as the Board in its discretion deems appropriate, including the vesting of any options which have not at that time been vested.
11.
In the event of termination of the Plan the provisions thereof in force at the time of the granting of an option insofar as they are applicable to such option shall continue in effect during such time as such option remains in force.
12.
Recommendations of the Human Resources Committee shall be in writing and shall be delivered to the Secretary of the Company for transmission to the Board.

SCHEDULE "F"

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

The following is a summary of the procedure set out in section 185 of the OBCA to be followed by a shareholder who intends to dissent from the Junior Preference Share Resolution described in the Circular and who wishes to require the Corporation to acquire his or her Common Shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Junior Preference Share Resolution is adopted.

    Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares that are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

    A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation a written objection to the Junior Preference Share Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders' meeting at which the Junior Preference Share Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the Junior Preference Share Resolution but a vote either in person or by proxy against the Junior Preference Share Resolution does not constitute a Notice of Dissent. A vote in favour of the Junior Preference Share Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

    Within ten days after the adoption of the Junior Preference Share Resolution by the shareholders, the Corporation is required to notify in writing each Dissenting Shareholder that the Junior Preference Share Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the Junior Preference Share Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Junior Preference Share Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his or her name and address, the number and class of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he or she dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

    If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he or she may lose his or her right to make a claim under section 185 of the OBCA.

    After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his or her

Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the Junior Preference Share Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

    Not later than seven days after the later of the effective date of the articles we amended to create Junior Preference Share and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within ten days after it has been accepted, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

    If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the articles we amended to create Junior Preference Share or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. An application to the court by either the Corporation or the Dissenting Shareholder must be made to the Ontario Superior Court of Justice.

    On an application to the court, the Corporation shall give to each Dissenting Shareholder notice of the date, place and consequences of the application and of such shareholder's right to appear and be heard in person or by counsel. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

    The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the articles we amended to create Junior Preference Share until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who has not accepted an Offer to Pay.

    The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. The full text is attached as Schedule "G" to this Circular. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

SCHEDULE "G"

SECTION 185 OF THE OBCA

185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
  (c)
  amalgamate with another corporation under sections 175 and 176;
  (d)
  be continued under the laws of another jurisdiction under section 181; or
  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

        (2)   Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

  (a)
  clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
  (b)
  subsection 170(5) or (6).

        (3)   Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

  (a)
  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
  (b)
  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

        (4)   Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

        (5)   No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (6)   Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

        (7)   Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

        (8)   Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

        (9)   Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

        (10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;
  (b)
  the number and class of shares in respect of which the shareholder dissents; and
  (c)
  a demand for payment of the fair value of such shares.

        (11) Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

        (13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

        (14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

  (a)
  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);
  (b)
  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or
  (c)
  the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

        (15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

  (a)
  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or
  (b)
  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

        (17) Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

        (19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

        (20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

        (21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

        (22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (10); and
  (b)
  has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

        (23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

        (24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

        (25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

        (27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

  (a)
  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or
  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

  (a)
  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or
  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

        (31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

        (32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE "H"

SHAREHOLDER PROPOSALS

The following Shareholder Proposals have been submitted on behalf of Christopher E. Damas of 55 Constance Street, Toronto, ON M6R 1S5 for consideration at the Annual and Special Meeting of Shareholders. The proposals and the supporting statements, which, following their submission to the Corporation and with the consent of the Corporation, were subsequently amended, are set out in their entirety in italics below:

PROPOSAL NO. 1

Increase the number of directors unrelated to management and unrelated to Brascan to reflect the percentage equity and voting interest of the public shareholder.

    The exact number of such directors will vary depending on the success of the proposed Merger with Falconbridge and the proposed Issuer Bid, announced on March 9, 2005.

Statement in Support of this Proposal:

Last year's fourteen-member Board represented an even split between seven Brascan-related and management-related directors, and seven unrelated directors, even though the public shareholder had a majority 58.7% interest in the Corporation.As recently as 1997-1998, the Board of Noranda had 16 directors. This was downsized to 14 at the 1999 Annual General Meeting.

    TSX Guidelines for Corporate Governance require boards of corporations with a significant shareholder to "include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder" (Section 474-2).

    NYSE Rules on Corporate Governance state that "no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)" (Section 303A-2a).

    Brascan's 41.3% equity and voting interest in Noranda at market value represented approximately 10% of Brascan's assets, as of December 31, 2004. The objectives of Brascan cannot, nor can they reasonably be perceived to be, exactly the same as Noranda's.

    The Brascan common share interest is scheduled to decline to approximately 29% under the terms of a proposed Merger with Falconbridge. The number of Brascan-related directors should be limited to their percentage common equity and voting interest.

    The Board should consist of a proportion of directors unrelated to Brascan and unrelated management to properly reflect the final percentage equity and voting interest of the public shareholder.

Recommendation of the Board of Directors:

The composition of the Board of Directors is reviewed and assessed at least annually by the Governance Committee and by the full Board who are of the view that Brascan's representation on the Board (see "ELECTION OF DIRECTORS" and "STATEMENT OF CORPORATE GOVERNANCE PRACTICES — BOARD OF DIRECTORS — Composition and Size") is in line with its ownership position and will continue to be so upon completion of the Preference Share Exchange Offer and the Falconbridge Offer. As set out in this Circular, under the terms of the Support Agreement following completion of the Falconbridge Offer, the Corporation will take appropriate action to add five additional independent directors (unrelated to Brascan) and Brascan will have one less representative on the new 17-member Board. The Corporation believes that both the nominees for election at the Meeting and the proposed members of the Board contemplated by the Support Agreement are appropriate in the circumstance. See "ELECTION OF DIRECTORS".

    Consequently, the Board of Directors does not believe it to be appropriate nor advisable to adopt this proposal and recommends voting AGAINST the proposal.

PROPOSAL NO. 2

The directors subject of Proposal #1 are to be identified and appointed to the Independent Board Committee responsible for evaluating and recommending alternative plans for shareholder value maximization.

Statement in Support of this Proposal:

As of the date of the submission of this Proposal (February 25, 2005), the process of reviewing expressions of interest in Noranda, and various means of maximizing shareholder value, had not yet been disclosed to result in any tangible success.

    Noranda common shares have underperformed the benchmark S&P/TSX Canadian Diversified Metals & Mining Total Return Index over the past five years and over the past fiscal year.

    On June 15, 2004, the day before the Corporation disclosed it had received expressions of interest, Noranda common shares closed trading at $21.99 Cdn on the TSX and $16.06 US on the NYSE. On February 24, 2005, Noranda common shares closed trading at $22.90 Cdn and $18.50 US.

    This modest share appreciation was in spite of record and substantially higher prices for the metals and other commodities Noranda and Falconbridge mine, smelt, refine and take to market.

    On March 9, 2005, the Corporation announced a proposed merger with Falconbridge Limited. The proposed merger would appear attractive at the proposed share exchange ratio, as it will allow the Corporation to have access to its reported consolidated cash flows which were $1.2 billion for 2004, and is not excessively dilutive to earnings per share. It will increase the shares outstanding of the Corporation from approximately 290 million to 423 million, increasing the public share float and share trading liquidity.

    However, the Corporation has not nominated a new director to the proposed combined Board of the merged Corporation since the 2002 AGM, and that was the present CEO of the Corporation.

    Adding new, qualified, independent and unrelated directors to the Independent Board Committee is urgent and crucial to properly evaluate recently proposed plans affecting the stake of the common shareholders in the Corporation.

Recommendation of the Board of Directors:

See the Board's recommendations for Proposal No. 1 particularly in relation to the new Board's contemplated composition following completion of the Falconbridge Offer. The Corporation believes that the Independent Directors' Committee is and has, since its inception, been properly constituted with independent and qualified members of the Board. For this reason and in light of the Corporation's announcement on March 9, 2005 of its intention to make the Falconbridge Offer and the Preference Share Exchange Offer, the Corporation does not believe that any changes to this Committee are necessary or appropriate.

    Consequently, the Board of Directors does not believe it to be appropriate nor advisable to adopt this proposal and recommends voting AGAINST the proposal.

SCHEDULE "I"

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors is of the view that the Corporation's corporate governance practices and procedures are comprehensive and generally consistent with the guidelines proposed by the Canadian Securities Administrators under National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). The following sets out the Corporation's current practices in relation to these guidelines.

COMPOSITION OF THE BOARD

Board Independence

The Board is comprised of 13 directors, five of whom have been nominated by the Corporation's principal shareholder, Brascan (Messrs. Cockwell, Eyton, Flatt, Harding and Myhal), and two of whom have been drawn from past and current senior management (Messrs. Kerr and Pannell). The Board considers that 11 of its 13 directors, Messrs. Balogh, Bérard, Cockwell, Kempston Darkes, Eyton, Flatt, Flood, Gish, Harding, McCutcheon and Myhal are independent directors as contemplated by the CSA Guidelines and under the standards of the NYSE. The Board believes that this composition leads to a constructive exchange of views in board deliberations resulting in objective, well-balanced and informed discussion and decision making. To facilitate the exercise of independent judgment during the course of the Board fulfilling its mandate and meeting its responsibilities, the Corporation has an Independent Board Leader, Mr. Flood.

    The director information set out under the heading "ELECTION OF DIRECTORS" discloses, as applicable, other issuers of which certain directors of the Corporation are also directors.

Committee Independence

All committees of the Board are comprised solely of independent directors.

    See the disclosure made under "STATEMENT OF CORPORATE GOVERNANCE PRACTICES" in this Circular for descriptions of each of the Board committees.

Independent Board Leader and Board Chairman

Mr. Flood, as Independent Board Leader, is a key resource person to all Board members in relation to matters specifically requiring input from the independent directors, including issues which affect the minority shareholders as a group. The Independent Board Leader chairs in camera sessions during each Board meeting without members of management present. Each of the other committees operates independent of management, and as a matter of practice also holds a session without management present at each meeting. To further provide for independence of the Board from management, the office of Chairman of the Board has been separated from that of the Chief Executive Officer ("CEO"). Mr. Kerr, the Chairman of the Board, is not otherwise an executive officer of the Corporation.

BOARD MANDATE

The Board has developed and adopted as its formal mandate specific Corporate Governance Guidelines. The full text of the Corporate Governance Guidelines is available on the Corporation's website at www.noranda.com. The following sets out certain of the principal matters addressed in these Guidelines.

Director Qualifications and Responsibilities

Based on the recommendations of the Corporate Governance Committee, the Board of Directors selects director nominees considering specified criteria which include: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation; (iii) ability and willingness to commit adequate time to Board and committee matters; (iv) the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of the Corporation; and (v) diversity of viewpoints, background, experience and other demographics.

Strategic Planning Process

The Board meets annually, at the end of the year, and has special meetings as required, to review the Corporation's overall business strategies and its annual business plan as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation's proposed actions generally accord with shareholder objectives.

Risk Management

The Board, directly and through the Audit Committee, reviews the principal risks of the Corporation's business monitoring that management has appropriate systems in place to manage these risks. A current Enterprise Risk Management Process report, given prior review and analysis by the Corporation's Disclosure Committee, is presented to and reviewed by the Audit Committee each quarter. This report is based on detailed risk analysis generated quarterly under a specified, uniform model by the head of each of the Corporation's global business and functional units.

Succession Planning

The Board appoints the Chief Executive Officer and other members of senior management. The Board directly, and through the Human Resources Committee, reviews succession planning for senior management annually.

Communication Policy

The Board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. Management has also formed a Disclosure Committee that monitors and advises on compliance with this Policy.

Internal Controls

The Audit Committee, reporting at least quarterly to the full Board, monitors the implementation of appropriate internal control systems. Reporting directly to the Audit Committee are the Director, Corporate Audit Services, in respect of the Corporation's internal audit function, and the Disclosure Committee in respect of internal disclosure controls generally.

Shareholder Feedback

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should see that appropriate investor relations programs and procedures are in place. The Corporation has a communications and investor relations department to deal with shareholder communications. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback. The Board and the Disclosure Committee of the Corporation review the Corporation's major communications with shareholders and the public including quarterly press releases, the annual management information circular and the annual report.

POSITION DESCRIPTIONS

The Board's Corporate Governance Guidelines provide a position description for the Chairman of the Board, and the terms of reference for each Board committee set out the criteria for the respective committee Chairs. The terms of reference for the Human Resources Committee include a CEO position description and that

Committee, on an annual basis, works with the CEO in developing his or her goals and objectives for the ensuing year.

ORIENTATION AND CONTINUING EDUCATION

New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates.

    Periodically, management prepares additional educational sessions for directors on matters relevant to the Corporation and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Corporation, its business and operations, its continuous disclosure compliance and it corporate governance structure.

    The directors also attend site visits to view the Corporation's operations and facilities.

CODE OF ETHICS

The Board has adopted a written Code of Ethics (the "Code") of the Corporation, in order to:

  •
  promote, among other things, honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;
  •
  promote full, fair, accurate, timely and understandable disclosure;
  •
  promote compliance with applicable laws and governmental rules and regulations;
  •
  protect the Corporation's legitimate business interests, including corporate opportunities, assets and confidential information; and
  •
  deter wrongdoing.

    All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

    The full text of the Code can be found at the Corporation's website at www.noranda.com and the SEDAR website at www.sedar.com.

    The Board is ultimately responsible for the application of the Code to the affairs of the Corporation. The Board or its designate would be expected to take all action it considers appropriate to investigate any violations of the Code, and, if a violation is found to have occurred, to take appropriate disciplinary action. No waiver of the Code for executive officers or directors may be made without prior approval by resolution of the Board, and prompt disclosure thereof in accordance with regulatory requirements.

NOMINATION OF DIRECTORS AND GOVERNANCE OVERSIGHT

Governance Committee

The Governance Committee has the responsibility, among other things, for reviewing the credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Governance Committee are non-management and independent directors, and the Chair also holds the Independent Board Leader position.

    The Governance Committee's terms of reference clearly set out its duties and responsibilities which include the governance process and overall performance of the Board; the skills and experience requirements of directors; Board succession planning; the composition of the various committees of the Board; and the communication process between the Board and management.

    At least annually, the Governance Committee considers and submits to the Board its recommendations on the composition and profile of the Board, taking into account the ongoing criteria for being a director of the Corporation. The Governance Committee is also responsible for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its directors and the contribution of individual directors. Individual members of the Board are also invited to raise questions and make suggestions regarding these matters for consideration by the Chair of the Governance Committee. Board members complete an annual survey which identifies areas requiring more information or attention. The Governance Committee is also responsible for periodically assessing the size of the Board and its committees and making recommendations to the Board, as appropriate.

    The Governance Committee establishes the criteria for the selection of directors and procedures for identifying possible nominees who meet these criteria. The Committee has the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors deemed appropriate in its sole discretion. The Committee submits to the Board for consideration and decision the names of the persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings.

COMPENSATION

Human Resources Committee

All of the members of the Human Resources Committee are non-management and independent directors. The Human Resources Committee assists the Board in fulfilling its responsibilities relating to personnel matters, including performance, compensation and succession. The Committee reports its actions and recommendations to the Board after each Committee meeting. The Committee has the authority to retain and terminate a compensation consultant, if required, to assist in the evaluation of CEO or senior executive compensation.

    The Human Resources Committee meets with the CEO, and with the Board without the presence of the CEO, at least once each financial year to review and assess the CEO's performance against the established objectives. The Committee reviews the salary and other remuneration of the CEO and recommends changes to the Board for consideration and approval.

    The Human Resources Committee also conducts periodic reviews of the salaries and other remuneration of other senior officers and recommends changes to the Board for consideration and approval. The Committee assesses the Corporation's share purchase plan, stock option plan and deferred share unit plan and recommends awards (or changes to previous awards) thereunder, and if appropriate, changes to such plans for Board or shareholder consideration and approval.

BOARD AND COMMITTEE ASSESSMENTS

The Governance Committee regularly assesses the effectiveness of the Board and its committees operating as a group. On an annual basis, a form of Board and Committee Effectiveness Survey is distributed to all directors for completion and return to the Chair of the Governance Committee, who reviews the responses and reports to the Board of Directors. Specific comments, concerns or suggestions made by directors on committee or Board effectivess may be discussed with them directly on an individual basis in order to maintain an ongoing dialogue to address any possible opportunities for improved governance as they arise. This effectiveness survey process provides an opportunity for directors to make peer evaluations, and also to receive informal feedback from the Chairs of the Board committees on their individual contributions as directors.

QuickLinks

OPTION GRANTS SINCE JANUARY 1, 2004
AGGREGATED OPTION EXERCISES DURING THE PERIOD COMMENCING JANUARY 1, 2004 AND ENDING MARCH 4, 2005 AND OPTION VALUES AS AT MARCH 4, 2005
PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)
PENSION PLAN TABLE (US SALARIED EMPLOYEES)
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
SCHEDULE "A" AMENDMENT TO ARTICLES TO CREATE THE JUNIOR PREFERENCE SHARES
SCHEDULE "B" CLASS TERMS FOR THE JUNIOR PREFERENCE SHARES
SCHEDULE "C" AMENDMENT TO ARTICLES TO CHANGE ITS NAME TO NORANDAFALCONBRIDGE INC.
SCHEDULE "D" AMENDMENT TO STOCK OPTION PLAN
SCHEDULE "E"
STOCK OPTION PLAN ESTABLISHED BY THE BOARD OF DIRECTORS OF NORANDA INC. DECEMBER 15, 1964, WITH AMENDMENTS TO FEBRUARY 3, 2005
Regulations under Plan
SCHEDULE "F" SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
SCHEDULE "G" SECTION 185 OF THE OBCA
SCHEDULE "H" SHAREHOLDER PROPOSALS
SCHEDULE "I" CORPORATE GOVERNANCE GUIDELINES